     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 2000
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   IPASS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                   7389                                 93-1214598
(STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                IDENTIFICATION NUMBER)

                              3800 BRIDGE PARKWAY
                            REDWOOD SHORES, CA 94065
                                 (650) 232-4100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              MICHAEL H. MANSOURI
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              3800 BRIDGE PARKWAY
                            REDWOOD SHORES, CA 94065
                                 (650) 232-4100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                            ALAN C. MENDELSON, ESQ.
                              BRETT D. WHITE, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000
                           JAMES S. SCOTT, SR., ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 848-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM
               TITLE OF SECURITIES                            AGGREGATE                        AMOUNT OF
                TO BE REGISTERED                          OFFERING PRICE(1)                REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value....................           $100,000,000                       $264,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion. Dated           , 2000.
                                            Shares
                                   iPASS INC.
                                  Common Stock
                           -------------------------
     This is an initial public offering of common stock of iPass Inc. All of the shares of common stock are being sold by iPass.

     Prior to this offering, there has been no public market for the common stock. The initial public offering price of the common stock is expected to be
between $     and $     per share. iPass has applied for quotation of the common
stock on the Nasdaq National Market under the symbol "IPAS."

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share      Total
                                                              ---------      -----
Initial public offering price...............................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to iPass.........................   $          $

     To the extent that the underwriters sell more than           shares of
common stock, the underwriters have the option to purchase up to an additional shares from iPass at the initial public offering price less the underwriting discount.

                           -------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on               , 2000.

GOLDMAN, SACHS & CO.
                                   CHASE H&Q
                                                                      AMERITRADE

                           -------------------------

                       Prospectus dated           , 2000.
[iPass Logo]

INSIDE FRONT COVER

     "iPass is the Internet Passport to Global Remote Access For Business"

INSIDE FRONT SPREAD

     Headline: Global Presence.

     Graphic of our Global Virtual Network. Footprint showing our Points of Presence and Transaction Centers.

     Headline: Global Remote Access Model

     Graphical representation of how our remote access services work.

     [iPass Logo]

INSIDE BACK COVER

     Headline: iPass Connect Dialer.

     Graphical screen shot of our application software program that enables our end users to access our services.

                               PROSPECTUS SUMMARY

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed in the "Risk Factors" section.

OUR BUSINESS

     Our global virtual network provides people with secure, low-cost access to their corporate networks or the Internet from virtually anywhere in the world. Corporations utilize our services to enable their employees to remotely access the Internet and their corporate networks on a global basis. Network service providers, such as long-distance and local telephone companies and Internet service providers, use our global virtual network to extend their service offering to areas of the world where they do not have network coverage.

     Today, our remote access platform enables users of electronic devices, such as computers and personal digital assistants, to access corporate networks and the Internet from more than 150 countries through a local telephone connection. In the future, we expect that our remote access platform will provide this access to corporations and network service providers through a variety of access technologies, including wireless technologies.

     We have designed our remote access and settlement platform to provide users with reliable, secure and low-cost access and settlement solutions. This platform is comprised of three elements:

     - SERVICE AGREEMENTS with over 80 access providers. These agreements provide us with capacity on the providers' networks and over 5,000 network access points where users can connect to the providers' networks;

     - PROPRIETARY SOFTWARE consisting of an integrated set of software applications designed to ensure secure access to the network, enhance the flow of traffic on the network and collect information about each user's connection; and

     - NETWORK MONITORING TECHNOLOGY, which operates 24-hours-a day, 7-days-a-week, to monitor and control the quality of our network and to provide our customers with information on network usage.

These elements combine to create our global virtual network.

     We generate our revenues today by providing remote Internet access. Industry analysts estimate that there will be approximately 137 million remote workers worldwide by 2003. We primarily bill for our services based on the length of time that each user spends on the network. In 1999, total network usage was approximately 3.6 million hours. Usage in the fourth quarter of 1999 amounted to approximately 1.7 million hours, as compared to approximately 305,000 hours in the same quarter of 1998. Going forward, we intend to use our core technology to provide internetwork settlement services, enabling network service providers to more efficiently integrate and manage disparate networks and ultimately to enhance their service offerings.

     Our customers consist of:

     - network service providers; and

     - communication solutions providers that bundle our service with other communication services and offer them to corporate end users.

     We have developed business relationships with leading technology companies, including Check Point, Cisco, Lucent, Microsoft and Nortel, to integrate our software with their products in order to facilitate the use of our global virtual network.

OUR STRATEGY

     The key elements of our business strategy include the following:

REINFORCE OUR POSITION AS A LEADING GLOBAL VIRTUAL NETWORK PROVIDER BY

     - continuing to enhance the geographic scope and redundancy of our global virtual network;

     - building iPass brand awareness among both network service providers and end users; and

     - continuing to integrate our services with complementary products and services offered by leading technology providers.

EXPAND OUR OFFERING OF REMOTE INTERNET ACCESS PRODUCTS AND SERVICES TO NEW AND EXISTING CUSTOMERS BY

     - supporting additional remote access technologies such as wireless;

     - developing new communications services such as service quality management and network optimization services; and

     - facilitating the adoption of our proprietary software by network service providers for use in managing and integrating their own network facilities.

EXTEND OUR DISTRIBUTION CHANNELS GLOBALLY BY

     - building on existing relationships with network service providers and communication solutions providers globally; and

     - establishing new relationships with communication solutions providers in Europe and Asia to target corporations based within these regions.

DEVELOP NEW USES FOR OUR NETWORK AND SETTLEMENT TECHNOLOGY BY

     - utilizing our extensive global virtual network and settlement competency to provide new Internet-based applications, such as settlement for Internet Protocol-based voice communications, referred to as Voice over IP, and e-commerce micro-payment settlement.

CORPORATE INFORMATION

     We were incorporated in California in July 1996, and re-incorporated in
Delaware in             , 2000. Our corporate headquarters are located at 3800
Bridge Parkway, Redwood Shores, California 94065. Our telephone number is (650) 232-4100. Our corporate website address is www.ipass.com. Information contained on our website does not constitute part of this prospectus.

     iPass(TM), iPass Connect(TM) and the iPass logo are our trademarks. iPass and the iPass logo are the subject of pending trademark applications in the United States and other countries.

THE OFFERING

Common Stock offered by us...............                 shares

Common Stock to be outstanding after the
offering.................................                 shares

Use of proceeds..........................  General corporate purposes, including working capital and the funding of
                                           operating losses.

Nasdaq National Market symbol............  IPAS

     In the above table and throughout this prospectus, unless otherwise indicated, the number of shares of common stock that will be outstanding after the offering is based on the number of shares of common stock outstanding as of December 31, 1999, plus the automatic conversion of 26,728,647 outstanding shares of our preferred stock into common stock. However, the number of shares of common stock outstanding as of December 31, 1999 excludes:

     - 2,887,234 shares of common stock issuable upon the exercise of stock options. These options have a weighted average exercise price of $0.82 per share and individual exercise prices ranging from $0.02 to $3.41 per share; and

     - 294,273 shares of common stock issuable upon the exercise of warrants. These warrants have a weighted average exercise price of $2.56 per share and individual exercise prices ranging from $1.44 to $3.41 per share.

     Unless otherwise indicated, this summary and all information in this prospectus assumes our reincorporation in Delaware prior to the closing of this offering and no exercise of the underwriters' over-allotment option.
                           -------------------------

     You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document regardless of the time of delivery of the prospectus or of any sale of the common stock.

                         SUMMARY FINANCIAL INFORMATION

     You should read the following summary financial data along with our financial statements and accompanying notes and "Management Discussion and Analysis of Financial Condition and Results of Operations," all of which appear later in this prospectus.

                                                    JULY 11, 1996
                                                     (INCEPTION)                  YEAR
                                                       THROUGH             ENDED DECEMBER 31,
                                                    DECEMBER 31,    --------------------------------
                                                        1996          1997       1998        1999
                                                    -------------   --------   --------   ----------
                                                         (IN THOUSANDS, EXCEPT OPERATING DATA)
                                                     (UNAUDITED)
OPERATING STATEMENT DATA:
Revenues..........................................      $  --       $    812   $  3,895   $   14,319
                                                        -----       --------   --------   ----------
Costs and Expenses
  Cost of revenues................................          9            714      2,680        8,697
  Network operations..............................         41            670        755        3,066
  Research and development........................        322            994      1,176        2,107
  Sales and marketing.............................        383          2,716      4,340        9,141
  General and administrative......................        128          1,309      1,546        4,191
  Severance.......................................         --             --         --        2,015
  Amortization of deferred stock compensation.....         --             --         --        3,580
                                                        -----       --------   --------   ----------
  Total costs and expenses........................        883          6,403     10,497       32,797
                                                        -----       --------   --------   ----------
     Operating Loss...............................       (883)        (5,591)    (6,602)     (18,478)
                                                        -----       --------   --------   ----------
Total other income (expense)......................          1              4        260          104
                                                        -----       --------   --------   ----------
Net loss..........................................      $(882)      $ (5,587)  $ (6,342)  $  (18,374)
                                                        =====       ========   ========   ==========
OTHER OPERATING DATA:
Total network usage hours.........................         --        144,000    746,000    3,567,000

     The as adjusted balance sheet data below reflects the receipt and
application of the net proceeds from the sale of the           shares of common
stock in this offering at the assumed initial public offering price of $     per
share after deducting underwriting discounts and commissions and estimated offering expenses and the conversion of all outstanding preferred stock into common stock. See "Use of Proceeds" and "Capitalization."

                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                              ACTUAL       AS ADJUSTED
                                                              -------      -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $15,178        $
Working capital.............................................   11,349
Total assets................................................   24,257
Long-term obligations, less current portion.................    2,820         2,820
Total stockholders' equity..................................   11,982

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. Additional risks and uncertainties not presently known to us or that we think are unimportant may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline.

RISKS RELATING TO IPASS

IF REMOTE INTERNET ACCESS AND INTERNETWORK SETTLEMENT SERVICES DO NOT ACHIEVE BROAD MARKET ACCEPTANCE, WE MAY NOT BECOME PROFITABLE.

     Our business is dependent upon a large number of remote corporate workers using our remote Internet access. If remote Internet access and internetwork settlement services do not gain broad market acceptance, demand for our services will not be sufficient for us to become profitable. Remote Internet access has only been commercially available recently, and internetwork settlement services generally do not exist today. Market acceptance of remote Internet access and internetwork settlement services depends on a number of factors, including:

     - the quality and functionality of these services and competing services;

     - the efficiency and cost of such services compared to competing services; and

     - the availability of security products to ensure data privacy over the public networks.

WE HAVE INCURRED SIGNIFICANT OPERATING LOSSES AND EXPECT TO INCUR SIGNIFICANT OPERATING LOSSES IN THE FUTURE.

     We cannot assure you that our business will ever be profitable. We have experienced significant and increasing operating losses each quarter since our inception and expect to incur substantial additional operating losses for at least the next two years, primarily as a result of expected increases in operations support and sales and marketing expenses. We experienced net losses of approximately $5.6 million in 1997, $6.3 million in 1998 and $18.4 million in 1999, from revenues of $0.8 million, $3.9 million and $14.3 million, respectively. We have also experienced negative cash flows in each year since our inception in 1996. In addition, our future minimum commitments under all of our leases are approximately $51.4 million, and our future minimum commitments for access are approximately $34.3 million. If revenues do not meet the levels we anticipate or if our costs and expenses exceed our expectations, we may not become profitable and the price of our common stock may be harmed.

     Our business is also characterized by a long sales cycle between the time a potential customer is contacted and a new customer relationship is established, and between the time new end users are brought into the systems and we begin to realize significant associated revenues. As a result, we typically incur substantial sales costs before we recognize any related revenues, which increases the volatility of our results because we may have high costs without associated offsetting revenues. In addition, we expect that the price we charge our customers for our services will decrease over time. If the costs associated with the long sales cycle increase, or if we are unable to generate associated offsetting revenues, our operating results will be harmed.

IF WE ARE UNABLE TO DEVELOP AND INTRODUCE NEW SERVICES, WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We have generated substantially all of our revenue from the sale of remote Internet access. In order to realize our potential, we will need to continue to enhance our existing services and to develop and introduce new and complementary services. If we do not succeed in introducing, marketing and managing the installation and implementation of new services and distribution channels in a timely manner, our competitive position could be harmed.

     Even if we succeed in developing and establishing new services, we do not know if they will achieve market acceptance or support adequate pricing levels or generate revenues sufficient for us to become profitable. Further, we do not know whether third-party developers of Internet communications applications will be willing to develop new applications that interface with our platform, or that we will be able to develop any applications of this type ourselves.

THE LOSS OF ANY ONE OF OUR PRINCIPAL INTERNET ACCESS PROVIDERS WOULD SUBSTANTIALLY REDUCE OUR ABILITY TO DELIVER INTERNET ACCESS.

     Many of our approximately 5,000 network access points are provided by a relatively small number of large access providers. We rely on these providers to supply a significant percentage of our remote Internet access time. In 1999, we purchased approximately 80% of our remote Internet access time from three access providers. If any one of these access providers experiences network interruption or failure or we otherwise do not have this access, our services could experience significant disruption. In addition, the contracts we have entered into with some of these access providers contain minimum commitments, which require us to pay for a set amount of access time, which, in some instances we have not, or in the future may not, fully utilize. Furthermore, upon the occurrence of any of the following events, our business may be negatively impacted:

     - an increase in rates charged for services provided to us by our access providers;

     - a refusal by the access providers to renew our contracts;

     - a denial of Internet access by the access provider;

     - a change of the terms of the services provided to us due to an acquisition of our access providers by another entity that increases our rates, terminates our contract, or denies us Internet access; or

     - a termination of the operations of an access provider.

THERE ARE CERTAIN COUNTRIES IN WHICH WE HAVE ONLY ONE INTERNET ACCESS PROVIDER. THE LOSS OF THE SUPPLIERS IN THESE COUNTRIES WOULD SUBSTANTIALLY DIMINISH OUR ABILITY TO DELIVER GLOBAL INTERNET ACCESS.

     In 90 countries we have only one Internet access provider. The network usage provided in these 90 countries represented 6.0% of our total network usage for 1999. In particular, one of our access providers provides us with access in 83 of these countries. The network usage provided to us by this access provider represented 3.8% of our total network usage for 1999. If this access provider were to terminate its arrangements with us, we would be forced to enter into arrangements with a large number of local access providers, which may be costly and time consuming, and we may not be able to enter into these arrangements. In addition, in some cases due to government regulation, only one provider is allowed to furnish services in a country. If this provider were to terminate its agreement with us, we would no longer be able to provide Internet access in that country. In the event of the termination of our arrangements with our access providers in countries where we have only one provider, our customers may stop using our services. In addition, our reputation as a global access company may suffer, which would reduce our ability to maintain our existing, and generate new, customers.

OUR OPERATING RESULTS MAY BE VOLATILE AND FAILURE TO MEET FINANCIAL OR OTHER EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

     We expect that our operating results and rate of growth will fluctuate significantly in the future as a result of many factors, including:

     - unanticipated increases in operating and marketing expenses;

     - changes in pricing rates to our customers;

     - unexpected cancellations by customers; and

     - the decreased demand for remote access during November and December and other fluctuations in demand for Internet remote access.

     Any of these events may cause our revenues or other results for that quarter to fall below expectations of securities analysts. If revenue declines in a quarter, our earnings will decline because many of our expenses are relatively fixed. In addition, our historical growth rate has been substantial, and this growth rate may not be sustainable, even in the short term. In any of these events, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

THE END USERS OF OUR SERVICES REQUIRE A HIGH DEGREE OF RELIABILITY IN THE DELIVERY OF OUR SERVICES, AND IF WE CANNOT MEET THEIR EXPECTATIONS, DEMAND FOR OUR PRODUCTS AND SERVICES WILL DECLINE.

     Our success depends, in large part, on our ability to provide reliable remote Internet access, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our customers' end users. To achieve these objectives, we depend on the quality and performance of our products and services, the responsiveness of our technical support staff and the capacity, reliability and security of our network operations and the reliability and security of our suppliers' network and facilities. Due to the high level of performance required for communications traffic, any failure to deliver a satisfactory experience to users, whether or not caused by our own failure, and any failure to provide accurate settlement data, could reduce demand for our services.

ONE CUSTOMER ACCOUNTS FOR A SUBSTANTIAL PORTION OF OUR REVENUE, THE LOSS OF WHICH WOULD SUBSTANTIALLY REDUCE OUR REVENUE.

     Our contracts with our customers generally may be terminated upon six months written notice by either party for any reason, or shorter for cause. Our largest customer accounted for 18.8% of our revenue in 1999. If we were to lose this customer, or if the revenue generated from this customer decreases substantially, our operating results will be negatively affected.

IF NETWORK SERVICE PROVIDERS DO NOT SUCCESSFULLY MARKET OUR REMOTE INTERNET ACCESS SERVICES TO THEIR SUBSCRIBERS OR CORPORATE END USERS, THEN OUR SERVICES WILL NOT ACHIEVE WIDESPREAD MARKET ACCEPTANCE.

     Our business depends on the efforts and success of network service providers and communication solutions providers in marketing remote Internet access and internetwork settlement services to their customers. If our customers fail to market our services effectively, our revenues would be reduced. Our own ability to promote those services is often limited. The Internet-based services we provide are relatively new and have not achieved widespread market acceptance. Network service providers and communication solutions providers may be reluctant to promote our services until they gain greater commercial acceptance, which may never occur.

WE FACE SIGNIFICANT COMPETITION IN THE CORPORATE REMOTE ACCESS MARKET, WHICH COULD MAKE IT MORE DIFFICULT FOR US TO SUCCEED.

     We face significant competition in corporate remote access and internetwork settlement services markets. We face direct competition from other remote network service providers, including GRIC Communications, Inc. We also compete with network service providers including AT&T Corp., Equant Networking Services, Inc., GTE Internetworking Incorporated and MCI WorldCom, Inc., including through its subsidiary UUNET Technologies, Inc. Some of these network service providers also provide access to us. We could also potentially face competition from emerging, wireless based network service providers targeting the traveling business communities.

     Many of our competitors have substantially greater resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. Our customers are generally free to use competing services, and the costs of switching are low, so we could face significant customer and end user losses or be required to reduce the fees we charge. Any of our competitors may combine or form strategic partnerships, gaining competitive advantages as a result. Our competitors may be able to develop and market products and services that are superior to our own in terms of features, quality, pricing or other factors. In addition, our competitors may be able to bundle or package remote access services with their other offerings, which we cannot do. In that event, our services may not achieve the market acceptance necessary for us to succeed. See "Business -- Competition" for a more complete description of the risks we face.

BECAUSE MUCH OF OUR BUSINESS IS INTERNATIONAL, WE ENCOUNTER SPECIAL PAYMENT AND OTHER DIFFICULTIES, WHICH MAY REDUCE OUR PROFITABILITY.

     We generate the majority of our revenues from business conducted internationally. Although we currently bill for our services in U.S. dollars, our international operations subject our business to specific risks. These risks include:

     - longer payment cycles for foreign customers, including delays due to currency controls and fluctuations;

     - the impact of changes in foreign currency exchange rates on the attractiveness of our pricing;

     - potentially high taxes in foreign countries; and

     - difficulties complying with Internet-related regulations in foreign jurisdictions.

     We are also exposed to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Any of these factors could negatively impact our business.

IF WE DO NOT RAISE ADDITIONAL CAPITAL OR GENERATE THE SIGNIFICANT CAPITAL NECESSARY TO FUND OR EXPAND OUR OPERATIONS, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.

     We will require substantial amounts of additional finances to continue our operations as currently contemplated and to expand our operations. We require the proceeds of this offering to continue operations through the remainder of 2000. At December 31, 1999, we had an accumulated deficit of approximately $31.2 million. For the year ending December 31, 1999, we sustained a net loss of approximately $18.4 million. The report of independent public accountants on our financial statements includes an explanatory paragraph describing uncertainties concerning our ability to continue as a going concern. We anticipate that our existing capital resources, together with the proceeds of this offering, will be adequate to fund our currently planned operations for at least two years. However, we premise this expectation on our current operating plan, which may change as a result of many factors. Consequently, we may need additional funding sooner than anticipated. Our future capital requirements will depend on many factors, including:

     - the rate at which we can obtain new customers;

     - the rate at which end users adopt our technology;

     - competing technological developments;

     - the cost of developing new services; and

     - other factors which may not be within our control.

     We currently have no committed sources of capital. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our services. These funds may not be available on favorable terms, or at all. Without additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, or to discontinue our operations.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, RETAIN AND MOTIVATE HIGHLY SKILLED MANAGEMENT PERSONNEL AND OTHER EMPLOYEES.

     Our future success depends on our ability to attract, retain and motivate key management personnel and highly skilled employees. Our business is located in Silicon Valley in California, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for, and retention of, personnel, particularly for employees with technical expertise, is intense. Additionally, it is often more difficult to attract management personnel and highly skilled employees once a company's stock is publicly traded because the exercise price of equity awards such as stock options are based on the public market, which is highly volatile. If we are unable to attract, retain and motivate sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced. Our expected business needs require that we increase the number of such personnel dramatically in the near future. The inability to attract and retain and hire qualified personnel could also hinder the planned expansion of our business.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR PLANNED EXPANSION, OUR BUSINESS MAY BE ADVERSELY IMPACTED.

     We have experienced and expect to continue to experience rapid growth, which has placed, and could continue to place, a significant strain on our network operations, internal controls, product development and other managerial, operating and financial resources. We expect the number of employees, including management-level employees, to continue to increase for the foreseeable future. To effectively manage our planned expansion, we must continue to improve our operational and financial systems and managerial controls and procedures, which include the following:

     - managing our research and development efforts;

     - expanding the capacity and performance of our network and software infrastructure;

     - developing our administrative, accounting and management information systems and controls;

     - effectively maintaining coordination among our various departments; and

     - recruiting and retaining many more employees.

If we do not manage our planned expansion effectively, our business would be harmed.

LITIGATION ARISING OUT OF INTELLECTUAL PROPERTY INFRINGEMENT OR OTHER COMMERCIAL DISPUTES COULD BE EXPENSIVE AND DISRUPT OUR BUSINESS.

     We cannot be certain that our products do not, or will not, infringe upon patents, trademarks, copyrights or other intellectual property rights held by third parties. In addition, since we rely on third parties to help us develop, market and support our product and service offerings, we cannot assure you that litigation will not arise from disputes involving those third parties. From time to time we have been, and we expect to continue to be, involved in disputes with these third parties. We may incur substantial expenses in defending against these claims, regardless of their merit. Successful claims against us may result in substantial monetary liability, significantly impact our results of operations in one or more quarters or materially disrupt the conduct of our business. See "Business -- Intellectual Property" for a more detailed description of our intellectual property.

RISKS RELATED TO OUR INDUSTRY

SECURITY CONCERNS MAY DETER THE USE OF THE INTERNET FOR CORPORATE
COMMUNICATIONS, WHICH WOULD REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES.

     The secure transmission of confidential information over public networks is a significant barrier to widespread adoption of the Internet as a business medium. The Internet is a public network and information is sent over this network from many sources. Advances in computer capabilities, new discoveries in the field of code breaking or other developments could result in compromised security on our network or the networks of others. Security and authentication concerns with respect to the transmission over the Internet of confidential information, such as corporate access passwords, and the ability of unauthorized computer users, so-called hackers, to penetrate online security systems may reduce the demand for our services. Furthermore, any well-publicized compromises of confidential information could reduce demand for Internet-based communications and our products and services.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES REGARDING THE INTERNET COULD HARM OUR BUSINESS.

     At present, Internet-based communication services are not subject to fees that the U.S. Federal Communications Commission generally imposes on entities that use the local telephone network to access customers. Internet-based communication services also are generally not subject to other federal fees or taxes imposed to support programs such as universal telephone service. Changes in the rules or regulations of the U.S. Federal Communications Commission or in applicable federal communications laws to impose such fees or taxes could add significant new costs to our operations, and we are not certain how those increased costs could affect demand for our services.

     Any new law or regulation pertaining to Internet-based communication services, or the application or interpretation of existing laws, could decrease the demand for our services, increase our cost of doing business or otherwise harm our business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to taxation and the quality of products and services. Furthermore, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they may not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet market. These uncertainties could reduce demand for our services or increase the cost of doing business through litigation costs or increased service delivery costs.

RISKS RELATED TO THIS OFFERING

THERE ARE FACTORS THAT MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     Following this offering, our directors, entities affiliated with our directors and our executive officers will beneficially own, in the aggregate
approximately   % of our outstanding common stock. These stockholders as a group will be able to substantially influence our management and our affairs. If acting together, they could influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The concentration of ownership may also delay or prevent a change of control of iPass at a premium price if these stockholders oppose it. See the "Principal Stockholders" section for details on our stock ownership.

     In addition, provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition or merger in which we are not the surviving company or where a transaction changes our management. These provisions of our certificate of incorporation and bylaws:

     - authorize the board to issue preferred stock without stockholder approval;

     - prohibit cumulative voting in the election of directors;

     - require that only one third of the members of the Board be elected each year;

     - limit the persons who may call special meetings of stockholders; and

     - establish advance notice requirements for nominations for the election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination including us. These provisions could limit the price that investors might be willing to pay in the future for our common stock.

THERE IS A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of our common stock offered for sale than investors are willing to purchase, then the market price of our common stock may decline to a price at which buyers are willing to purchase the offered shares of common stock and investors remain willing to sell the shares. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our stockholders have entered into with the underwriters and with us. Those lock-up agreements restrict our stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. However, Goldman, Sachs & Co. may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements at any time. The following table indicates approximately when the 39,828,928 shares of our common stock that are not being sold in the offering, but which were outstanding as of December 31, 1999, will be eligible for sale into the public market:

       DAYS AFTER              SHARES
   THE EFFECTIVE DATE     ELIGIBLE FOR SALE                            COMMENT
   ------------------     -----------------                            -------
On Effectiveness                              Shares not locked-up and saleable under Rule 144
90 days                                       Shares not locked-up and saleable under Rules 144 and 701
180 days                     37,205,289       Lock-up released: shares saleable under Rules 144 and 701

     Additionally, of the 2,887,234 shares that may be issued upon the exercise of options outstanding as of December 31, 1999, approximately 861,256 shares will be vested and eligible for sale 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following the offering, see "Shares Eligible for Future Sale."

OUR STOCK PRICE MAY BE SUBJECT TO WIDE FLUCTUATIONS DUE TO MARKET CONDITIONS, WHICH INCREASES YOUR RISKS OF HOLDING OUR STOCK.

     The market price for our common stock may be subject to wide fluctuations as a result of market conditions, many of which are beyond our control. These factors include:

     - announcements of technological innovations by us or our competitors;

     - announcements of new products or services by us or our competitors;

     - investor perception of us, the market for Internet-based communications services or the Internet as a business medium;

     - changes in financial estimates by securities analysts; and

     - general economic and market conditions.

           NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause the future achievements to be materially different from the expectations expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We do not intend to update any of the forward-looking statements after the date of this prospectus if they prove different from actual results.

     This prospectus includes statistical data and forecasts concerning the Internet-based communications industry that we have obtained from industry publications. These publications generally indicate that they have obtained information from sources that they believe are reliable but that they do not guarantee the accuracy and completeness of the information. In particular, we do not know what rates of general economic growth were assumed in preparing the forecasts. Forecasts of developing industries, such as ours, are not based upon sophisticated analysis of a substantial amount of historical data as is the case for more mature industries. Often, interviews with corporate leaders in developing industries, such as ours, form the basis for much statistical data and forecasts. Thus, statistical data and forecasts for developing industries, such as ours, are much less likely to be accurate. We also have not sought the consent of any of these sources to refer to their data in this prospectus.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the shares being
offered will be $          million, assuming an initial public offering price of
$     per share, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the proceeds for working capital and general corporate purposes, including to fund operating losses.

     We may also use a portion of the net proceeds to acquire complementary technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations regarding acquisition transactions. Pending the application of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends. We currently expect to retain future earnings, if any, to finance the growth and development of our business and, therefore, do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro-forma basis to reflect the conversion upon the closing of this offering of all outstanding shares of preferred stock into 26,728,647 shares of common stock; and

     - on a pro forma as adjusted basis to reflect the sale of the common stock in this offering at the assumed initial public offering price of
       $          per share, after deducting underwriting discounts and
       commissions and estimated offering expenses.

                                                                   AS OF DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                    (IN THOUSANDS, EXCEPT
                                                                        SHARE AMOUNTS)
Cash, and cash equivalents..................................  $ 15,178   $ 15,178     $
                                                              ========   ========     ========
Long-term obligations, less current portion.................     2,820      2,820        2,820
Stockholders' Equity:
  Convertible Preferred Stock; 30,000,000 shares authorized,
     26,728,647 shares and no shares issued and outstanding
     actual and pro forma; 5,000,000 shares undesignated and
     authorized, no shares issued and outstanding pro forma
     as adjusted............................................    37,087         --           --
  Common Stock: 60,000,000 shares authorized, 13,100,281
     issued and outstanding actual; 120,000,000 shares
     authorized, 39,828,928 shares and           shares
     issued and outstanding pro forma and pro forma as
     adjusted...............................................    21,023     58,110
Warrants....................................................       174        174          174
Notes Receivable from Stockholders..........................    (2,129)    (2,129)      (2,129)
Deferred Stock Compensation.................................   (12,945)   (12,945)     (12,945)
Accumulated Deficit.........................................   (31,228)   (31,228)     (31,228)
                                                              --------   --------     --------
     Total Stockholders' Equity.............................    11,982     11,982
                                                              --------   --------     --------
       Total Capitalization.................................  $ 14,802   $ 14,802     $
                                                              ========   ========     ========

                                    DILUTION

     Our net tangible book value as of December 31, 1999 was $12.0 million, or $0.30 per share. Net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, and then divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of outstanding preferred stock. Dilution in net tangible book value per share represents the difference between the amount paid per share by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us at an assumed initial public
offering price of $     per share, and after deducting an assumed underwriting
discount and estimated offering expenses payable by us, our net tangible book
value at December 31, 1999 would have been $     million or $     per share of
common stock. This represents an immediate increase in net tangible book value
of $     per share to existing stockholders and an immediate dilution of $
per share to new investors purchasing shares at the initial offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............                $
  Net tangible book value per share before the offering.....  $      0.30
  Increase per share attributable to new investors..........
                                                              -----------
Net tangible book value per share after the offering........
                                                                            -----------
Dilution per share to new investors.........................                $
                                                                            ===========

     The following table sets forth, as of December 31, 1999, the difference between the number of shares of common stock purchased from us (assuming the conversion of our preferred stock), the total consideration paid and the average price per share paid by the existing stockholders and by the new investors at
the assumed initial public offering price of $     per share for shares
purchased in this offering before deducting underwriting discounts and commissions and estimated offering expenses:

                                        SHARES PURCHASED       TOTAL CONSIDERATION
                                      ---------------------   ---------------------   AVERAGE PRICE
                                        NUMBER      PERCENT     AMOUNT      PERCENT     PER SHARE
                                      -----------   -------   -----------   -------   -------------
Existing stockholders...............   39,828,928         %   $58,110,000         %       $1.46
New investors.......................
                                      -----------    -----    -----------    -----
     Total..........................                 100.0%                  100.0%
                                      ===========    =====    ===========    =====

     In addition, as of December 31, 1999, 3,181,507 shares of common stock were issuable upon exercise of outstanding options and warrants. The exercise price of the outstanding options range from $0.02 to $3.41 per share. The exercise price of the outstanding warrants range from $1.44 to $3.41 per share. To the extent these options or warrants are exercised, you will experience further dilution.

     Moreover, the number of shares available for issuance under our stock option and employee stock purchase plans will automatically increase without stockholder approval. Furthermore, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our Financial Statements and the notes thereto, and with Management's Discussion and Analysis of Financial Conditions and Results of Operations included in the back of this prospectus. The financial statement data for the years ended 1997, 1998 and 1999 are derived from our audited financial statements included in the back of this prospectus. Pro forma basic net loss per share gives effect to the conversion of all of our preferred stock into common stock, which will occur at the closing of this offering.

                                                      FOR THE
                                                    PERIOD FROM
                                                   JULY 11, 1996
                                                    (INCEPTION)
                                                      THROUGH               YEAR ENDED DECEMBER 31,
                                                   DECEMBER 31,     ---------------------------------------
                                                       1996            1997          1998          1999
                                                   -------------    ----------    ----------    -----------
                                                    (UNAUDITED)       (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                                SHARE AMOUNTS)
Revenues:........................................   $       --      $      812    $    3,895    $    14,319
                                                    ----------      ----------    ----------    -----------
Costs and Expenses
  Cost of revenues...............................            9             714         2,680          8,697
  Network operations.............................           41             670           755          3,066
  Research and development.......................          322             994         1,176          2,107
  Sales and marketing............................          383           2,716         4,340          9,141
  General and administrative.....................          128           1,309         1,546          4,191
  Severance......................................           --              --            --          2,015
  Amortization of deferred stock compensation....           --              --            --          3,580
                                                    ----------      ----------    ----------    -----------
  Total costs and expenses.......................          883           6,403        10,497         32,797
                                                    ----------      ----------    ----------    -----------
  Operating Loss.................................         (883)         (5,591)       (6,602)       (18,478)
                                                    ----------      ----------    ----------    -----------
Other income (expense)
  Interest income and other, net.................            2              43           417            338
  Interest expense...............................           (1)            (39)         (157)          (234)
                                                    ----------      ----------    ----------    -----------
    Total other income (expense).................            1               4           260            104
                                                    ----------      ----------    ----------    -----------
Net loss.........................................   $     (882)     $   (5,587)   $   (6,342)   $   (18,374)
                                                    ==========      ==========    ==========    ===========
Basic and diluted net loss per share.............   $    (0.81)     $    (1.25)   $    (1.12)   $     (2.46)
                                                    ==========      ==========    ==========    ===========
Shares used in computing basic and diluted net
  loss per share.................................    1,085,711       4,480,525     5,647,886      7,465,417
                                                    ==========      ==========    ==========    ===========
Pro forma basic net loss per share (unaudited)...                                               $     (0.62)
                                                                                                ===========
Shares used in computing pro forma net loss per
  share (unaudited)..............................                                                29,817,931
                                                                                                ===========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read together with our financial statements and related notes included later in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide our services to corporations and to network service providers. Our remote access platform currently enables users of electronic devices, such as computers and personal digital assistants, to access corporate data networks and the Internet from more than 150 countries through a local telephone connection. We expect that in the future our remote access platform will provide access to corporations and network service providers through a variety of access technologies, including wireless technologies.

     We generate and recognize the majority of our revenue based on the length of time that each user spends on our network. In some instances, we charge our customers a start-up fee which we amortize and recognize over the initial term of the agreement, typically one year. In 1999, total network usage was approximately 3.6 million hours, of which approximately 1.7 million hours were in the fourth quarter. In the fourth quarter of 1999, we generated revenue of approximately $5.7 million. To date, we have derived substantially all of our revenues from providing remote Internet access. Although we plan to introduce additional settlement services to network service providers in the future, we expect that for the foreseeable future we will continue to derive the largest part of our revenues from providing remote Internet access.

     We have incurred substantial losses since our inception as a result of expenses associated with developing and marketing our global virtual network and related technologies and services. As of December 31, 1999, we had an accumulated deficit of approximately $31.2 million. We anticipate that our operating expenses will increase substantially in the future as we continue to expand our network and related infrastructure, develop and market additional services and expand our operations. Accordingly, we expect to incur additional losses for at least the next two years, and we cannot assure you that we will achieve or sustain profitability. In addition, we expect the net proceeds from this offering will enable us to continue our operations for at least the next two years.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of total revenues represented by certain items in our Statement of Operations for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997       1998       1999
                                                              ------     ------     ------
Revenues....................................................   100.0%     100.0%     100.0%
                                                              ------     ------     ------
Costs and Expenses
     Cost of revenues.......................................    87.9       68.8       60.7
     Network operations.....................................    82.5       19.4       21.4
     Research and development...............................   122.4       30.2       14.7
     Sales and marketing....................................   334.4      111.4       63.8
     General and administrative.............................   161.2       39.7       29.3
     Severance..............................................      --         --       14.1
     Amortization of deferred stock compensation............      --         --       25.0
                                                              ------     ------     ------
       Total costs and expenses.............................   788.4      269.5      229.0
                                                              ------     ------     ------
Operating loss..............................................  (688.4)    (169.5)    (129.0)
                                                              ------     ------     ------
Other income (expense)
     Interest income and other..............................     5.3       10.7        2.4
     Interest expense.......................................    (4.8)      (4.0)      (1.7)
                                                              ------     ------     ------
       Total other income, net..............................     0.5        6.7        0.7
                                                              ------     ------     ------
       Net loss.............................................  (687.9)%   (162.8)%   (128.3)%
                                                              ======     ======     ======

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     REVENUES. Our total revenues, which were derived principally from providing remote Internet access services, increased from $812,000 in 1997 to $3.9 million in 1998, and increased further to $14.3 million in 1999. These increases were due to higher volumes of remote Internet access hours.

     Of total revenues, revenues related to start-up fees were $33,000 and $219,000 for 1998 and 1999, respectively. We had no revenues from start-up fees in 1997. The deferred revenue related to start-up fees was $211,000 at December 31, 1999.

     Four customers represented 19.5%, 16.4%, 13.7% and 12.1% of total revenues in 1997. No individual customer represented 10% or more of total revenues in 1998, and one customer represented 18.8% of total revenues in 1999.

     International revenues, which are revenues generated from customers domiciled outside the United States, accounted for approximately 66.2%, 68.6% and 55.5% of total revenues in 1997, 1998 and 1999, respectively. In 1997, revenues from customers domiciled in Singapore, Hong Kong and Australia represented 19.3%, 17.1% and 13.8% of total revenues, respectively. In 1998, revenues from customers domiciled in Hong Kong and Singapore represented 10.1% and 10.0% of total revenues. No individual foreign country represented 10% or more of total revenues in 1999. All of our revenues to date have been denominated in U.S. dollars, although in the future some portion of revenues may be denominated in foreign currencies.

COSTS AND EXPENSES

     COST OF REVENUES. Our cost of revenues consists of the charges, principally by the hour, that we pay to our access providers for Internet access. Cost of revenues increased from $714,000 in 1997 to $2.7 million in 1998, and increased further to $8.7 million in 1999. These increases were due to higher volumes of remote Internet access hours. As a percentage of our total revenues, the cost of revenues represented 87.9%, 68.8% and 60.7% in 1997, 1998 and 1999, respectively.

     Our total revenues included contractual minimum revenues of $276,000 and $324,000 in 1998 and 1999, respectively, derived under a contract to provide remote Internet access services that were never used by a customer. This contract commenced in 1998 and expired in 1999. There were no remote Internet access costs associated with these revenues. Absent these minimum revenues, the cost of revenues as a percentage of total revenues would have been 74.1% and 62.1% in 1998 and 1999, respectively.

     The decrease in costs of revenues as a percentage of revenues from 1997 to 1998 was due principally to payments of minimum access fees and fixed charges in 1997 as we were establishing our remote Internet access network, and to a lesser extent due to reducing access costs as we added lower-cost access providers to the network. The decrease in costs of revenues as a percentage of revenues from 1998 to 1999 was principally due to reduced access costs as we continued to add lower-cost access providers to the network and, to a lesser extent, due to reduced access costs resulting from renegotiation of certain access provider contracts.

     NETWORK OPERATIONS EXPENSES. Our network operations expenses consist primarily of salaries and benefits for our network, customer support, access management and management information services personnel, outside consultants and the depreciation of our network equipment. Network operations expenses increased from $670,000 in 1997 to $755,000 in 1998, and increased further to $3.1 million in 1999. These increases were related to increases of the number of access providers and network access points, providing customer support to a larger customer base and to supporting higher volumes of hours. As a percentage of our total revenues, network operations expenses represented 82.5%, 19.4% and 21.4% in 1997, 1998 and 1999, respectively. We expect that our network operations expenses will continue to increase, both in absolute dollars and as a percentage of revenues, as we expand our global virtual network.

     RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses consist of salaries, benefits and recruiting costs of our research and development personnel and outside consultants. Research and development expenses increased from $994,000 in 1997 to $1.2 million in 1998, and increased further to $2.1 million in 1999. These increases were related to the expansion of our remote Internet access network and related services. As a percentage of our total revenues, research and development expenses represented 122.4%, 30.2% and 14.7% in 1997, 1998 and 1999, respectively.

     SALES AND MARKETING EXPENSES. Our sales and marketing expenses consist primarily of salaries, benefits and commissions of sales and marketing personnel, advertising and promotion expenses, and pre-sales support costs. Sales and marketing expenses increased from $2.7 million in 1997 to $4.3 million in 1998, and increased further to $9.1 million in 1999. As a percentage of our total revenues, sales and marketing expenses represented 334.4%, 111.4% and 63.8% in 1997, 1998 and 1999, respectively. These increases in absolute dollars were primarily related to our expansion of our sales and marketing organization, particularly in the United States and Asia. In the future we anticipate that we will make even more significant investments in sales and marketing, including expansion in Europe and Asia.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $1.3 million in 1997 to $1.5 million in 1998, and increased further to $4.2 million in 1999. As a percentage of our total revenues, general and administrative expenses represented 161.2%, 39.7% and 29.3% in 1997, 1998 and 1999, respectively. The increase in absolute dollars from 1997 to 1998 and from 1998 to 1999 was related to the recruiting and hiring of additional personnel, including key executives, and the expansion of our operations. The increase from 1998 to 1999 also included $300,000 related to fees related to the acquisition of new office leases and lease abandonment costs related to our previous office lease.

     SEVERANCE EXPENSES. In 1999, we recorded $2.0 million of severance costs related principally to the accelerated vesting of certain stock options and, to a lesser extent, cash severance payments to our founder and former chief executive officer in September 1999.

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. This expense consists of the amortization of deferred stock compensation resulting from the grant of stock options or shares of restricted stock at exercise or sale prices subsequently deemed to be less than the fair value of the common stock on the grant date. At December 31, 1999, deferred stock compensation, which is a component of stockholders' equity, was $12.9 million. This amount is being amortized, using the method outlined in FASB Interpretation No. 28, over the vesting periods of the applicable stock options and restricted shares, typically four years. We expect to incur amortization of deferred stock compensation expense of at least $6.9 million in 2000, $3.6 million in 2001, $1.8 million in 2002, and $604,000 in 2003. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

     INTEREST INCOME AND OTHER. Interest income and other represents interest income on cash balances. Interest income and other increased from $43,000 in 1997 to $416,000 in 1998 and decreased to $337,000 in 1999. These fluctuations were due to changes in our average cash balances during these periods.

     INTEREST EXPENSE. Interest expense consists of interest paid on our equipment financing and subordinated debt as well as amortization of unamortized loan discount associated with the fair value of warrants issued in connection with our financing activities. Interest expense increased from $39,000 in 1997 to $157,000 in 1998, and increased further to $234,000 in 1999. As a percentage of our total revenues, interest expense represented 4.8%, 4.0% and 1.7% in 1997, 1998 and 1999, respectively.

     INCOME TAXES. As of December 31, 1999, we had approximately $22.5 million of federal and state net operating loss carryforwards which expire at various dates through the year 2019 to the extent that they are not utilized. We have not recognized any benefit from these net operating loss carryforwards because of uncertainty surrounding their realization. The amount of net operating losses that we can utilize in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests, such as this offering.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited statements of operations data for each of the eight quarters in the period ended December 31, 1999. In our opinion, this information has been presented on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those specifically discussed in "Our operating results may be volatile and failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our stock price" in the Risk Factors section. This table also includes certain other operating data.

                                                                         FOR THE QUARTER ENDED
                                         -------------------------------------------------------------------------------------
                                         MARCH 31,   JUNE 30,   SEPT 30,   DEC 31,   MARCH 31,   JUNE 30,   SEPT 30,   DEC 31,
                                           1998        1998       1998      1998       1999        1999       1999      1999
                                         ---------   --------   --------   -------   ---------   --------   --------   -------
                                                                        (AMOUNTS IN THOUSANDS)
Revenues...............................   $   448    $   720    $ 1,180    $ 1,547    $ 1,969    $ 2,811    $ 3,879    $ 5,660
                                          -------    -------    -------    -------    -------    -------    -------    -------
Costs and Expenses:
  Cost of Revenues.....................       365        574        850        891      1,124      1,602      2,413      3,558
  Operations support...................       188        165        185        217        388        515        863      1,299
  Research and development.............       251        264        322        339        376        427        475        829
  Sales and marketing..................       858        977      1,184      1,321      1,385      1,497      2,370      3,888
  General and administrative...........       355        380        333        477        431        996      1,089      1,676
  Severance............................        --         --         --         --         --         --      2,015         --
  Amortization of deferred stock
    compensation.......................        --         --         --         --         57        610      1,153      1,760
                                          -------    -------    -------    -------    -------    -------    -------    -------
      Total costs and expenses.........     2,017      2,360      2,874      3,245      3,761      5,647     10,378     13,010
                                          -------    -------    -------    -------    -------    -------    -------    -------
Operating loss.........................    (1,569)    (1,640)    (1,694)    (1,698)    (1,792)    (2,836)    (6,499)    (7,350)
                                          -------    -------    -------    -------    -------    -------    -------    -------
Other income (expense)
  Interest income and other............       139        114         96         68         43         26         42        225
  Interest expense.....................       (55)       (39)       (33)       (30)       (28)       (28)       (78)      (100)
                                          -------    -------    -------    -------    -------    -------    -------    -------
      Total other income (expense).....        84         75         63         38         15         (2)       (36)       125
                                          -------    -------    -------    -------    -------    -------    -------    -------
      Net Loss.........................   $(1,485)   $(1,565)   $(1,631)   $(1,660)   $(1,777)   $(2,838)   $(6,535)   $(7,225)
                                          =======    =======    =======    =======    =======    =======    =======    =======
Total network usage hours..............        87        132        222        305        369        524        937      1,737

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations, capital expenditures and interest expenses since inception primarily through a series of preferred stock financings. Since our inception in July 1996, we have completed five issuances of convertible preferred stock providing aggregate net proceeds of approximately $37.1 million. In addition, in the second half of 1999, we raised $4.0 million from a debt issuance. As of December 31, 1999, we had cash and cash equivalents of $15.2 million.

     Net cash used in operating activities was $4.8 million for 1997, $6.2 million for 1998 and $12.1 million for 1999. Net cash used in operating activities for the two years ended December 31, 1997 and 1998 primarily resulted from net losses in the respective periods. Net cash used in operating activities for 1999 primarily resulted from a net loss for the year, coupled with $1.6 million of cash used in office lease deposit, offset in part by $3.6 million of amortization of deferred stock compensation, $2.2 million of non-cash stock compensation expense and a $1.3 million increase in other net operating liabilities.

     Net cash used in investing activities was $267,000 for 1997, $302,000 for 1998 and $2.1 million for 1999. Of this amount, $267,000, $302,000 and $1.3 million in 1997, 1998 and 1999, respectively, were related principally to purchases of computer equipment to support our growth in revenues and employee base. Additionally, in 1999, we used $376,000 for furniture deposits for our new headquarters and $400,000 for a loan to our chief executive officer.

     Net cash provided by financing activities was $15.2 million for 1997 and $24.2 million for 1999. Cash provided by financing activities was primarily from proceeds of the sale of our preferred stock and, to a lesser extent, proceeds from equipment lease financing and other debt financing. For 1998, cash used in financing activities was $381,000, primarily as a result of payments on capital lease financing of $565,000, offset in part by $169,000 of proceeds from equipment lease financing.

     We have signed contracts with our three largest access providers under which we have minimum annual access purchase commitments as follows:

                  YEAR ENDING                         ANNUAL
                  DECEMBER 31,                      COMMITMENT
                  ------------                    --------------
                                                  (IN THOUSANDS)
     2000.......................................     $ 8,679
     2001.......................................       9,479
     2002.......................................       9,988
     2003.......................................       5,695
     2004.......................................         459
                                                     -------
                                                     $34,300
                                                     =======

     We lease our real estate under non-cancelable operating leases that expire at various dates through February 2010. Future minimum payments under all leases as of December 31, 1999 are as follows:

                  YEAR ENDING                         ANNUAL
                  DECEMBER 31,                      COMMITMENT
                  ------------                    --------------
                                                  (IN THOUSANDS)
     2000.......................................     $ 3,641
     2001.......................................       4,500
     2002.......................................       4,674
     2003.......................................       4,848
     2004 and thereafter........................      33,733
                                                     -------
                                                     $51,396
                                                     =======

     We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital, operating expenses and capital expenditures for at least the next two years. Thereafter, we may need to raise additional funds to support our working capital requirements or for other purposes and may seek to raise additional funds through public or private debt, equity financing or from other sources. We cannot assure you that additional financing will be available to us on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to develop new or enhanced services, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which could harm our business.

RECENT PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. In June 1999, the FASB deferred the effective date of SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not believe that the application of SFAS No. 133 will have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the value of our investment will probably decline. To reduce this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments in 1999 was less than one year. Due to the short term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

     All contracts and transactions to date have been denominated or made in U.S. dollars.

                                    BUSINESS

OVERVIEW

     Our global virtual network provides people with secure, low-cost access to their corporate networks or the Internet from virtually anywhere in the world. We provide remote Internet access services to corporations and to network service providers. Our remote access platform enables users of electronic devices, such as computers and personal digital assistants, to access corporate data networks and the Internet from more than 5,000 network access points in more than 150 countries through a local telephone connection. In the future, we expect that our remote access platform will provide this access to corporations and network service providers through a variety of access technologies, including wireless technologies.

     We have designed our remote access and settlement platform to provide users with reliable, secure and low-cost access and settlement solutions. This platform is comprised of three elements:

     - SERVICE AGREEMENTS with over 80 access providers, including Equant, GTE Internetworking and UUNET;

     - PROPRIETARY SOFTWARE consisting of an integrated set of software applications which is designed to ensure secure access to the network, enhance the flow of traffic on the network, and collect information about each user's connection; and

     - NETWORK MONITORING TECHNOLOGY, which operates 24-hours-a day, 7-days-a-week, to monitor and control the quality of our network and to provide our customers with information on network usage.

INDUSTRY BACKGROUND

     THE REMOTE INTERNET ACCESS MARKET. The convergence of Internet-based communications and traditional telecommunications markets and the on-going global deregulation of the communications industry have created significant opportunities for providers of Internet-based services. Technological improvements have enabled the telecommunications industry to utilize Internet protocol, commonly referred to as "IP," to transport data over the Internet. With the availability of security products that enhance data privacy over the Internet, virtual private networks, referred to as "VPNs," are becoming a viable alternative to private data networks for corporate remote networking solutions. VPNs are software applications designed to establish secure connections between two parties via the public Internet and maintain the same level of security as in private networks. VPN solutions are being offered by network service providers typically as components within packages, including consulting services, software and Internet access. According to Infonetics, the market for VPN services will be $29.8 billion in 2003.

     Remote Internet access enables corporations, network service providers and communication solutions providers to utilize the public Internet to provide end users access to their corporate network or the Internet from remote locations. Providing these services over the Internet can offer novel features, functionality, greater efficiencies and lower associated costs than traditional solutions.

     Industry analysts expect demand for a wide variety of IP-based communications services, such as remote Internet access, to increase. The rapid growth of mobile business users and the prevalence of e-mail as a medium of information exchange have driven the demand for remote Internet access. As the workforce becomes increasingly mobile, companies must provide their mobile users with access to the Internet and to critical applications and services residing on their corporate network. According to industry analysts' estimates, there will be approximately 137 million remote access workers worldwide by 2003.

     Today, remote access is provided over the traditional telephone network or over the Internet. The following are the three most common currently available methods:

     - THE IN-HOUSE TRADITIONAL TELEPHONE-BASED NETWORK METHOD utilizes internally managed modem banks, telephone lines, toll-free access numbers and remote access servers. End users access the network by placing a long distance or toll-free call to their corporate networks. The primary advantage of this method is the relatively low entry costs associated with this small-scale deployment. The primary disadvantage of this method is the requirement for additional support staff and the deployment of additional dedicated remote access servers, modem banks and multiple telephone lines as the number of users increase. In addition, the long distance telephone or toll-free telephone calls for remote access are substantially more expensive than local telephone calls. Furthermore, dependency on the telephone infrastructure for reliable data transport may be problematic in areas where quality long-distance toll connections are unavailable.

     - THE OUTSOURCED, CARRIER-BASED PRIVATE REMOTE ACCESS NETWORK METHOD utilizes outsourced modem banks, telephone lines, and private data network services. This method typically provides remote access to a predetermined, fixed coverage area. The services are generally billed on a fixed basis, rather than on a usage basis, and are relatively expensive. The outsourced carrier model is typically suitable for organizations with predictable usage and predefined geographic locations.

     - THE OUTSOURCED, INTERNET-BASED VPN METHOD utilizes VPN technology to provide secure remote access. This method provides a reliable and cost-effective alternative for small and large organizations with predictable or unpredictable usage and geographic needs. The requirements for this method include dedicated Internet access from the corporate site, the appropriate VPN technology and a network service provider with local Internet access in the areas in which remote access is desired. The costs to the organization may be substantially less than the currently available alternative methods, particularly for international access.

     THE INTERNETWORK SETTLEMENT SERVICES MARKET. The greatest challenge faced by corporations, network service providers and communication solutions providers in meeting remote access needs is providing consistent, high quality service across a very broad geographic area. Organizations have traditionally addressed the problem by building additional infrastructure. To reduce capital expenditures and to speed the expansion of their networks, many providers partner and share networks with other providers to enable broader Internet access coverage. At the same time, the number of network service providers and communication solutions providers has grown substantially. As the number of relationships among network service providers and their customers increases, complexity increases significantly, particularly in the following areas:

     - the validation of suppliers and services;

     - authorization of individual transactions;

     - equitable recording of events;

     - facilitation of payment; and

     - collection of funds.

     In addition, the consolidation among network service providers creates a need for them to quickly integrate services to provide a seamless network to offer customers an array of services without incurring significant capital costs.

     As the number of Internet-based transactions increases, we believe that the need for a trusted third party to settle these transactions becomes critical. In the banking industry, ATM networks such as Cirrus and Plus have been created to provide settlement services among the various member banks. In these systems, the participants depend on a trusted third party organization to provide settlement services among the multiple entities involved in the transaction. Similarly, as the number of network service providers and communication solutions providers continues to grow, we believe that the need for secure, low-cost and reliable third party settlement services will be essential. We believe no such services have been widely accepted.

THE IPASS SOLUTION

     Our global virtual network provides people with secure, low-cost access to their corporate networks or the Internet from virtually anywhere in the world. It also allows network service providers to connect their facilities, however limited, to a global network, enabling them to expand the breadth and reach of services they can offer their customers.

     End users of the iPass solution connect to the network via a local telephone call, rather than placing a long-distance or toll-free call to their home city or the nearest city where their network service provider has facilities. The iPass network provides full Internet access as though the users were connected through their home providers, and can also connect users to their corporate networks through the Internet using VPN technology. The iPass solution operates independently of whatever VPN technology corporations choose, providing a secure and robust communications link.

     Today, most end-users use a computer, connected by a local telephone line, to access our global virtual network. In the future, as other devices and access technologies, such as mobile telephones and personal digital assistants, become more widely used for Internet access, we expect these devices also could be connected to our global virtual network.

     The proprietary software that we use to operate the iPass network can also be used by network service providers to integrate and manage their own telecommunications networks. This software enables disparate networks to operate in unison. The software also facilitates monitoring of network status, optimizes traffic routing, and provides detailed reporting of network usage for settlement and billing purposes. The information generated by this monitoring can also be useful to corporate information technology managers seeking to configure their networks efficiently.

     Our global virtual network is a powerful platform with which to provide global remote Internet access as well as future settlement services for Internet-based transactions, such as telephone calls, Voice over IP, or e-commerce. Its features include:

     - GLOBAL PRESENCE: Our global virtual network currently includes our 5,000 network access points and four transaction processing centers worldwide. Geographically diverse centers ensure efficient, redundant transaction processing.

     - AUTHENTICATION: Our global virtual network is designed to ensure secure access, establishing the identity of each user and tailoring users' access privileges accordingly.

     - TRANSACTION-BASED REPORTING: Our global virtual network creates "call-detail records" for each instance of network usage, capturing user, date, time, duration of usage, and other parameters. This type of transaction-data reporting is the foundation of any settlement system.

     - EXTENSIVE CUSTOMER BASE: The utility of any settlement platform is driven by the number of parties it can link. With over 650 network service providers using our global virtual network today, settlement customers will have access to a broad base of counterparties.

STRATEGY

     Our objective is to be the premier global provider of remote Internet access and settlement services. The key elements of our strategy to achieve this objective include:

     REINFORCE OUR POSITION AS A LEADING GLOBAL VIRTUAL NETWORK PROVIDER. We seek to enhance the geographic scope and redundancy of our global virtual network. We believe we can build and maintain the iPass brand awareness among both network service providers and end-users through the promotion of our logo, marketing campaigns, integration with our communication solutions providers and co-branding our dialer software. We also plan to continue integrating our services with complementary products and services offered by leading technology providers, including Cisco Systems Inc. and Lucent Technologies, Inc., to reinforce our leadership position.

     EXPAND OUR SERVICE OFFERING TO NEW AND EXISTING CUSTOMERS. Currently, our remote access platform enables users of electronic devices, such as computers and personal data assistants, to access corporate data networks and the Internet through a local telephone connection from more than 150 countries. In the future, we plan to expand our services to support additional access technologies such as wireless technologies. In addition to our remote Internet access services, we believe that by developing new communications services to offer users of our global virtual network, such as service quality management and network optimization services, we will be able to better service our existing customers as well as reach new customers. We also seek to assist network service providers in managing their network with our proprietary software.

     EXTEND OUR DISTRIBUTION CHANNELS GLOBALLY. Our customers consist of network service providers and communication solutions providers. Network service providers use our services to provide remote global Internet access to their customers in areas of the world where do not have coverage. Communication solutions providers bundle our services with other services and resell them. We seek to build on our existing relationships with network service providers and communication solutions providers to expand the reach and scope of our customer base. In addition, we also plan to establish new relationships with communication solution providers in Europe and Asia in order to target corporate end users within these regions.

     DEVELOP NEW APPLICATIONS AND USES FOR OUR GLOBAL VIRTUAL NETWORK. Our internetwork settlement services have been designed to enable facilities-based network providers to better integrate and enhance their service offerings. In the future, we plan to utilize our global virtual network and extensive settlement competency to provide settlement for new Internet-based applications, such as Internet Protocol-based voice communications, referred to as Voice over IP, and e-commerce micro-payment settlement.

TECHNOLOGY

     We implement our core technology through five principal systems:

     - Remote corporate users and customers of Internet service providers connect to an access provider using our dialer software, which we refer to as "iPassConnect" on their computer;

     - The access provider's network includes our authentication and settlement software, which we call "NetServer";

     - NetServer communicates with one of the centrally located iPass servers, which are part of our authentication and settlement technology and which we refer to as "transaction centers";

     - The transaction center communicates with the end user's company or network service provider via our authentication and settlement software, which we call "RoamServer"; and

     - The transaction center communicates with a settlement system which is integrated with iPass' back-office infrastructure.

     The interaction of these technologies enables our remote Internet access service as illustrated in the diagram below:

                         [REMOTE ACCESS MODEL DIAGRAM]

     [Graphic demonstrating the process by which iPass technology enables a remote user to connect to his or her corporate site or to access the Internet.]

     ACCESS TECHNOLOGIES. The iPassConnect dialer is a software application installed on the end user's computer which allows an end user to connect, through one of over 5,000 dial-in phone numbers located in the dialer phonebook, to our global virtual network. The dialer software includes a database of cities and access telephone numbers. The user indicates the city in which he or she is located, and then selects a local network access point or chooses to have the dialer select one automatically. Network service providers, communication solutions providers and corporations can easily co-brand the iPassConnect dialer. iPassConnect is presently available for Windows 95, 98 and NT. The iPass Dial "wizard" is available for the Macintosh and provides functionality similar to iPassConnect. We also have dialer software that works with Microsoft's Connection Manager.

     The iPassConnect dialer software is integrated with our Service Quality Management, or "SQM," system, our dialer software and phonebook customization tools, and our automatic phonebook generation and update system. This integration allows us to enhance network performance by routing traffic to the most reliable and least-costly dial-in phone numbers in the dialer phonebook. To achieve this, the iPassConnect dialer logs dial-in successes and failures for every dial-in attempt made by an end user along with their connection experience. When an end user successfully connects to the Internet using iPassConnect, the log of dial-in successes and failures is forwarded to the SQM system. We use this information to measure the quality of the different dial-in phone numbers and as one input for the phonebook generation tool. The phonebook generation tool, in turn, automatically prioritizes the dialer phonebook, placing the highest quality, lowest price dial-in phone numbers among the first numbers to be called in areas where we have more than one dial-in phone number. iPassConnect automatically downloads the updated dialer phonebook each time it connects to the Internet. The iPass Dial "wizard" for Macintosh cannot currently be used in conjunction with the SQM system.

     NETWORK AUTHENTICATION AND ROUTING TECHNOLOGIES. Our network authentication and routing technologies are designed to provide secure authentication for global remote Internet access. We accomplish this through three of our principal systems: NetServer, transaction centers and RoamServer.

     When a remote end user dials into an access provider, NetServer securely routes the authentication request to one of iPass' transaction centers. The transaction center identifies the end user's network service provider and then routes the authentication request to the RoamServer at the end user's company or network service provider. When RoamServer receives this authentication request from the transaction center, it asks the authentication server of the company or network service provider to authenticate the request for access by verifying the end user name and password.

     The result of the authentication request is then securely returned by way of the transaction center to the original requesting NetServer at the access provider. The end user is granted Internet access if the authentication request has been verified by the end user's company or network service provider.

     Our network authentication and routing technologies support a variety of industry-standard authentication, authorization and accounting protocols. Once the end user has been granted access to the Internet, our technologies record the amount of time spent online but do not carry the actual Internet traffic.

     SETTLEMENT TECHNOLOGIES. Our settlement system collects call detail records from our transaction centers and converts the records to a common internal format which is then published to a database. At the close of each billing cycle, our settlement system takes the aggregated information and produces the invoices and usage records for both our access providers and our customers. We are able to generate standard financial reporting and forecasting along with reports on network usage.

     Our near real-time settlement system is extremely flexible and supports pricing models based on total usage, fixed price or a price per transaction. Because of the flexibility of the settlement architecture, we believe we can support emerging standards such as the Open Settlement Protocol and new service offerings such as settlement for micro-payments and Voice over IP, SQM data and additional remote access technologies, such as wireless data, in one coherent system.

     STANDARDS. We participate in standards groups and activities related to our core technologies and technologies we believe will directly affect our current remote Internet access business as well as future transaction-based and mobile access services. We participate in ongoing Open Settlement Protocol development efforts to ensure that our network architecture remains compliant with this protocol and that we have the ability to make technical contributions regarding the appropriate evolution and deployment of Open Settlement Protocol. In addition, we participate in working groups concerned with authentication protocols for remote, mobile and network access.

SERVICES

     The services we currently offer to corporations, communications carriers and communication solutions partners are as follows:

     IPASS INTERNET ROAMING. iPass Internet Roaming primarily targets network service providers. These services are designed to enable network service providers to extend the geographic reach of their networks. When a subscriber accesses the Internet outside of the primary coverage area of his or her network service provider, our global virtual network is utilized to provide access. We typically bill the network service provider on a per-minute basis for usage of our network. The network service provider determines pricing to its customers.

     IPASS CORPORATE ACCESS. iPass Corporate Access is targeted to businesses with traveling employees. This service replaces our customers' traditional telephone-based solutions, which rely on modem banks, toll-free numbers, long distance calls and public telephone networks, with an Internet-based VPN solution. We offer iPass Corporate Access in several pricing packages. The most common package is usage-based, which provides access to an unlimited number of corporate users and is billed on a per-minute basis for actual use. We also offer fixed rate packages, which offer groups of fifty users remote access in the United States at a fixed monthly price per user. Usage outside the United States is billed on a per-minute basis.

     The advantages of iPass Internet Roaming and iPass Corporate Access for a corporation or network service provider include:

     - GLOBAL COVERAGE. Our global virtual network spans over 5,000 network access points in more than 150 countries;

     - OPEN HARDWARE AND SOFTWARE PLATFORM. Users can access the Internet using any IP-based technology, and can run any third-party or proprietary communications software over their iPass connection;

     - DETAILED USAGE REPORTING AND INTERNETWORK SETTLEMENT. Each network service provider receives detailed time, duration, quality and other information regarding their customers' connection to our global virtual network. This information can form the basis of any settlement and billing system;

     - OUTSOURCING OF NETWORK AGREEMENTS. Our global virtual network serves as the "hub" that links multiple local networks to create one global network. Our service eliminates the need for each carrier to negotiate agreements with every other carrier in the global network. With iPass, each carrier simply signs the iPass service agreement and joins a worldwide network or Internet service provider;

     - 24 HOURS-A-DAY, 7 DAYS-A-WEEK NETWORK MONITORING AND MANAGEMENT. The iPass network is managed from four network operating centers that route traffic and monitor network status; and

     - LOW COST. Users place a local, rather than toll free or long-distance, call to access the Internet.

     IPASS GLOBALNET CARRIER SERVICES. iPass GlobalNet Carrier Services primarily target telecommunications carriers with multiple networks to utilize our core settlement technologies. These services enable carriers to expand their Internet access offerings to subscribers by facilitating the integration of multiple networks, such as those gained through acquisition. iPass GlobalNet Carrier Services are a relatively new set of services that we are actively marketing. We did not generate revenue from these services in 1999.

     The advantages of iPass GlobalNet Carrier Services to network service providers include:

     - TIME TO MARKET. iPass GlobalNet Carrier Services facilitate the integration of multiple networks, enabling network service providers to offer products and services without the delay and high cost of building new applications;

     - COMMON AUTHENTICATION AND BILLING. The iPass settlement system provides secure authentication and the ability to track detailed usage across multiple networks, including dial-in locations and session time. Billing information from the carrier's extended network is combined into a single, common billing record; and

     - CONSISTENT USER EXPERIENCE. Subscribers can use the same dialer software, user ID and password for access anywhere on the carrier's extended network, typically identical to their LAN-based e-mail accounts. This reduces support costs and allows carriers to deliver a simple, integrated Internet access offering to customers.

TECHNOLOGY RELATIONSHIPS

     We have a variety of technology relationships with technology companies. These relationships include bundling of iPass software with other products, joint testing and documenting of VPN solutions, participation in standards development, co-marketing and joint selling. Because our services often are sold as part of a broader remote access solution, we believe that relationships with companies which offer related products improves our market reach. In addition, bundling our software with leading companies increases our brand recognition. We have relationships with companies including:

     - 3Com Corporation

     - Check Point Software Technologies

     - Cisco Systems, Inc.

     - Lucent Technologies, Inc.

     - Microsoft Corporation

     - Sun Microsystems, Inc.

CUSTOMERS

     Our customers consist of network service providers and communication solutions providers. As of December 31, 1999, over 650 network service providers and over 250 corporations were using our global virtual network. Fiberlink Communications Corporation represented 18.8% of our revenue in 1999.

SALES AND MARKETING

     We primarily sell our services indirectly through channels including network service providers and communication solutions providers. This strategy allows us to build a distribution channel that covers multiple geographies and industry segments without incurring the cost of maintaining a full direct sales force.

     Our value-added resellers are typically resellers of VPN products or other related networking products. They have existing corporate relationships suitable for cross-selling our services, and can bundle our services with their core offerings to attract new customers. Once a customer has signed a contract for iPass services, we have a post-sales team that works with communication solutions partners and customers to ensure successful installation and roll-out of services and software.

     We maintain sales offices or personnel in a number of metropolitan locations in the United States. We also have international locations and personnel in Australia, England, Hong Kong, Japan and Singapore.

     We focus our marketing efforts on creating awareness for our services and their applications, educating potential customers and generating new sales opportunities. We conduct a variety of marketing programs to educate our target market and enhance brand awareness, including managing and maintaining our web site, advertising, press relations, telemarketing, direct marketing, seminars and trade shows, as well as establishing and maintaining close relationships with recognized industry leaders. In addition to our marketing and sales staff, we rely on our executive and operations personnel, including the staff of our network operations center, to identify sales opportunities within existing customer accounts and to provide quality customer service.

OPERATIONS

     As of December 31, 1999, our global virtual network offered over 5,000 network access points in more than 150 countries. To ensure the quality of the iPass network, we monitor the performance of each network access point to identify the best quality network access points. Based on this data, we prioritize and remove any poor quality network access points from the iPassConnect phonebook and from the network.

     One of the key advantages of our solutions is our system-wide redundancy. This is accomplished as follows:

     PROVIDER-REDUNDANT NETWORK COVERAGE. Instead of relying on a single network service provider in most countries, we work with multiple providers in key locations to ensure that a provider outage does not prevent customers from obtaining service.

     REDUNDANT IPASS TRANSACTION CENTERS. Our transaction centers are designed to ensure continued operations in the event of a disruption to one or more center. If a disruption in one center occurs, all traffic is automatically re-routed to other iPass transaction centers.

     IPASS NETWORK OPERATIONS CENTER SUPPORT. The iPass Network Operations team backs up our services 24-hours-a-day, 7-days-a-week. The iPass Network Operations team continuously monitors the status of the network and performs proactive testing and troubleshooting of key network elements. At our iPass operations centers we also track and measure the performance of every network service provider and alert customers of changes in network status.

COMPETITION

     We compete based on a number of factors, including coverage, reliability, quality of service, ease of implementation, use and cost. There are low barriers to entry to new or existing businesses seeking to offer services on the Internet. As a result, our business environment is intensely competitive, highly fragmented and rapidly changing. Competition can come from many sources. We presently compete directly with GRIC Communications, Inc. in the market for remote Internet access and related settlement services. MCI WorldCom, Inc. and other large telecommunication companies, such as AT&T Corp., may compete, or have the ability and resources to compete, in each of our markets.

     Many of our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. In addition, a number of these competitors may merge or form strategic partnerships. As a result, certain of these competitors may be able to offer, or bring to market earlier, services that are superior to our own in terms of features, quality, pricing or other factors. Our failure to compete successfully in any of the markets in which we compete could harm our business.

RESEARCH AND DEVELOPMENT

     At our research and development center in Redwood Shores, California, we employ engineers with expertise in software, web, database, Internet authentication, Internet security, and large scalable systems. Our research and development expenses were $1.0 million, $1.2 million and $2.1 million, in 1997, 1998 and 1999, respectively. Our research and development efforts are focused on improving and enhancing our existing service offerings as well as developing new products and services.

INTELLECTUAL PROPERTY

     We rely on a combination of trademark, copyright and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality and proprietary rights agreements with our employees and consultants and other third parties and control access to software, documentation and other proprietary information. We have applied for one U.S. patent relating to our service. We do not have any issued patents. We have also filed for federal trademark registration for the "iPass" mark in the United States and have initiated the registration process in sixteen other countries, including Canada, China and Japan, as well as the European Community. Our software, Web pages and marketing materials are protected under copyright law. However, we cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. We also cannot be sure that competitors will not independently develop technologies that are substantially equivalent or superior to the proprietary technologies employed in our Internet-based services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially harming our competitive position and decreasing our revenues in the United States and other jurisdictions.

     In addition, in recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, including among companies in the Internet industry. We cannot be certain that our business activities will not infringe on the proprietary rights of others, or that other parties will not assert infringement claims against us. Any claim of infringement of proprietary rights of others, even if ultimately decided in our favor, could result in substantial costs and diversion of resources. If a claim is asserted that we infringed the intellectual property of a third party, we may be required to seek licenses to that technology. We cannot be sure that licenses to third-party technology will be available to us at a reasonable cost, or at all. If we were unable to obtain a license on reasonable terms, we could be forced to cease using the third-party technology.

EMPLOYEES

     As of December 31, 1999, we had 127 employees, consisting of 36 in network and operations, 20 in research and development, 55 in sales and marketing and 16 in finance and administration. Our future performance depends, in significant part, on our ability to hire additional personnel and retain and motivate existing personnel in key areas such as engineering, technical support, sales and senior management. The competition for qualified individuals in the Silicon Valley area of Northern California, and in the Internet field in particular, is intensely competitive. We cannot assure you that we will be able to attract, motivate and retain enough qualified employees in the future. However, we consider our relationship with our employees to be good.

FACILITIES

     We lease approximately 96,000 square feet of space in Redwood Shores, California under a lease that expires in 2010. We also lease sales and support offices in other parts of the United States and abroad. We believe that these facilities will be adequate for our needs for at least the next several years.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                   NAME                     AGE                          POSITION
                   ----                     ---                          --------
Michael H. Mansouri.......................  48    Chairman of the Board, President and Chief Executive
                                                  Officer
Donald C. McCauley........................  48    Vice President and Chief Financial Officer
Roy Albert................................  41    Vice President of Development
Ronald G. Calandra........................  44    Vice President of Operations
Anurag Lal................................  35    Vice President of Business Development
Eric V. Lee...............................  45    Vice President of Sales
Deborah L. Sellers........................  34    Vice President of Carrier Services
John S. Alsop.............................  46    Director
John D. Beletic(2)........................  48    Director
Peter G. Bodine(2)........................  37    Director
Seth D. Neiman(1).........................  45    Director
Arthur C. Patterson(1)....................  56    Director
George M. Tronsrue III(1)(2)..............  43    Director

-------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     MICHAEL H. MANSOURI has served as our President and Chief Executive Officer since June 1999 and as Chairman of the Board since October 1999. From January 1999 to June 1999, Mr. Mansouri served as Chief Operating Officer of Broadband Services of Telco Communications Group Inc., a subsidiary of Teleglobe Communications Corporation, a global Internet network provider. From May 1998 to December 1998, Mr. Mansouri served as President of Hedron Communications, a consulting services company. Previously, from April 1997 to May 1998, Mr. Mansouri was Corporate Officer and Vice President of Marketing at Intermedia Communication, Inc., an integrated communications provider. From August 1995 to March 1997, Mr. Mansouri served as Executive Vice President and General Manager, Advanced Data Services at American Communications Services, Inc., now e.spire Communications, Inc., a communication services provider. Mr. Mansouri held several senior level positions during ten years at Sprint International Corporation, now Global One, a voice, data, Internet and networking services provider, in the areas of international multimedia services, global value added systems, and business development.

     DONALD C. MCCAULEY has served as our Vice President and Chief Financial Officer since August 1999. From July 1997 to April 1999, Mr. McCauley served as Senior Vice President and Chief Financial Officer of Presidium, Inc., a national insurance services firm. From March 1994 to November 1997, Mr. McCauley served as Vice President and Chief Financial Officer of Verity, Inc., a leading provider of enterprise intranet and Internet knowledge retrieval solutions in Sunnyvale, California. Mr. McCauley is a certified public accountant.

     ROY ALBERT has served as our Vice President of Development since September 1999. From March 1999 to September 1999, Mr. Albert served as Vice President of Engineering of General Magic, Inc., a voice-enabled service and technology provider. From September 1998 to March 1999, Mr. Albert served as Senior Director of Engineering of General Magic, Inc. From September 1997 to August 1998, Mr. Albert served as Director of Engineering, Network Services, of General Magic, Inc. From January 1995 to September 1997, Mr. Albert held several positions at Centigram Communications Corporation, an integrated enhanced services systems developer, where he served as Director of Custom Development, Director of Systems Architecture and Chief Architect.

     RONALD G. CALANDRA has served as our Vice President of Operations since December 1998. From June 1990 to November 1998, Mr. Calandra served as Senior Vice President of Network Engineering for Visa International, an operator of consumer payment systems and merchant transaction processing. At Visa International, Mr. Calandra was also Vice President of Host Systems Planning, where he managed Visa's worldwide main frame and mid range processing. He also served as Director of Processor Planning and Automation, where he directed groups responsible for software development, capacity planning, budgeting, acquisition, performance, hardware design and implementation, and data center automation.

     ANURAG LAL has served as our Vice President of Business Development since November 1999. From June 1999 to October 1999, Mr. Lal served as Vice President of Internet & Multimedia Services for BT Worldwide, the international division of British Telecommunications plc., the United Kingdom's dominant telecom provider. Prior to his work at BT Worldwide, Mr. Lal served as Director of Custom Network Solutions and then as Vice President of Data and Internet Product Management & Marketing for e.spire Communications, Inc., a communications services provider, from May 1996 to May 1999. Mr. Lal also served as Group Manager, Multimedia Application Services for Sprint International Communications Corporation, a telecommunications provider, now Global One, from 1991 to 1996.

     ERIC V. LEE has served as our Vice President of Sales since June 1998. From July 1996 to May 1998, Mr. Lee served as Vice President of Sales and Marketing Operations for Silicon Graphics, Inc., a high-performance computing technology and software provider. Previously, he was Director of Direct and Channel Sales. He also held numerous leadership positions at International Business Machines Corporation, a computer hardware, software and peripherals provider, including serving as Manager of Western Area Software Marketing.

     DEBORAH L. SELLERS has served as our Vice President of Carrier Services since July 1999. From October 1994 to July 1999, Ms. Sellers served as Vice President of Wholesale Sales at e.spire Communications, Inc., a communications services provider. In addition to her experience with e.spire Communications, Inc., Ms. Sellers has held senior sales positions with NEC America, an advanced communications products developer, Metropolitan Fiber Systems and Cable and Wireless Communications, Inc.

     JOHN S. ALSOP has served as a member of our board of directors since July 1996 and is a co-founder of iPass. He currently serves as the President and Chief Executive Officer of BorderWare Technologies Inc., a developer of Internet security software located in Mississauga, Ontario, Canada. From July 1996 to July 1997, Mr. Alsop served as Chief Technical Officer designing the network architecture and settlement system used to implement the services of iPass. From 1986 to June 1998, Mr. Alsop served as President of Sea Change Corporation, a privately held Canadian Internet product developer and distributor. In 1993, Mr. Alsop was the founding President of Border Network Technologies Inc., a developer of Internet firewall products.

     JOHN D. BELETIC has served as a member of our board of directors since November 1999. Mr. Beletic currently serves as the Chairman and Chief Executive Officer of WebLink Wireless, Inc., a communications services company. Mr. Beletic joined WebLink Wireless, Inc. in 1992 after serving as a venture partner with Morgan Stanley Venture Capital. From 1986 to 1991, Beletic served as President and Chief Executive Officer of Dallas-based Tigon Voice Messaging Network, a voice mail service provider. Mr. Beletic serves on the boards of Tessco Technologies Incorporated and Triton PCS Holdings, Inc., a digital wireless technology provider.

     PETER G. BODINE has served as a member of our board of directors since November 1998. Mr. Bodine has served as an Executive Vice President of Asia Pacific Ventures since December 1992 and as a General Partner of APV Technology Partners since December 1994. Mr. Bodine serves as a member of the board of directors of Fatbrain.com, Inc., an on-line seller of professional books and training manuals, ShareWare, Inc., a semiconductors and network software provider, 800.com., an Internet retailer for consumer electronics, OnePipeline.com, a web-based system provider for real estate and mortgage professionals, STSN, a technology and information service provider for the hospitality industry and BuyHold.com., an on-line service that provides access to the stock market.

     SETH D. NEIMAN has served as a member of our board of directors since December 1996. Since August 1994, Mr. Neiman has held various positions at Crosspoint Venture Partners, a venture capital firm, and has been a partner of Crosspoint since January 1996. From September 1991 to July 1994, Mr. Neiman served as a Vice President of Engineering at Coactive Networks, Inc., a local area networks company.

Mr. Neiman serves on the board of Brocade Communications Systems, Inc., a framework for networking servers and a storage systems provider, where he is Chairman, on the board of Foundry Networks, Inc. and on the board of Avanex Corporation, a photonic processors manufacturer.

     ARTHUR C. PATTERSON has served as a member of our board of directors since December 1996. Mr. Patterson is a founder and general partner of Accel Partners, a venture capital firm. Mr. Patterson also serves as a director of Portal Software, Inc., an Internet billing company, Actuate Software Corporation, an enterprise reporting software company, as well as several private enterprise software and communications companies.

     GEORGE M. TRONSRUE, III has served as a member of our board of directors since October 1999. Mr. Tronsrue serves as Chairman and Chief Executive Officer of Burst Networks, Inc. Mr. Tronsrue previously served as the President and Chief Operating Officer of Nextlink Communications, Inc., a communications services provider via fiber optic facilities. Prior to joining Nextlink, Mr. Tronsrue held senior management positions with American Communication Services, Inc., now e.spire Communications, Inc., Teleport Communications Group Inc., now part of AT&T Corp., a telecommunications provider of long distance, wireless phone service, Internet access, and local and international phone services for businesses, MFS Communications Company, Inc., now part of MCI Worldcom, Inc., a telecommunications provider of long distance and wireless phone service and Internet access, and MCI, now part of MCI Worldcom, Inc.

BOARD COMPOSITION

     We currently have seven directors. Upon the closing of this offering, the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:

     - the class I directors will be Michael Mansouri and John Alsop, and their term will expire at the annual meeting of stockholders to be held in 2001;

     - the class II directors will be Seth Neiman, Arthur Patterson and Peter Bodine, and their term will expire at the annual meeting of stockholders to be held in 2002; and

     - the class III directors will be John Beletic and George Tronsrue, and their term will expire at the annual meeting of stockholders to be held in 2003.

     At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire, will be elected to serve from the time of election and qualification until the third annual meeting following their election. In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

BOARD COMMITTEES OF THE BOARD OF DIRECTORS

     - AUDIT COMMITTEE. Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. Current members of our audit committee are John Beletic, George Tronsrue and Peter Bodine.

     - COMPENSATION COMMITTEE. Our compensation committee reviews and recommends general policy relating to compensation and benefits of our officers and employees. The compensation committee also administers the issuance of stock options and other awards under our stock plans. Current members of the compensation committee are Arthur Patterson, Seth Neiman and George Tronsrue.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As noted above, the compensation committee of the board consists of Messrs. Patterson, Neiman, Tronsrue. None of our executive officers serves as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

DIRECTOR COMPENSATION

     Our directors are reimbursed for certain reasonable expenses incurred in attending board or committee meetings. In addition, in 1999 each of John Beletic and George Tronsrue received an option to purchase 120,000 shares of our common stock at exercise prices of $2.00 and $1.50 per share, respectively, in connection with their attendance at our board of directors and committee meetings. The other non-employee directors will receive an option to purchase 40,000 shares of our common stock at the close of this offering. Any new non-employee directors will also receive options to purchase 40,000 shares of our common stock when they join the board and all non-employee directors will receive annual grants of an option to purchase 15,000 shares of our common stock thereafter. Grants to non-employee directors will be at an exercise price of the fair market value of our common stock on the date of grant. See "Employee Benefits Plan -- 2000 Equity Incentive Plan."

EMPLOYMENT AGREEMENTS

     MICHAEL MANSOURI EMPLOYMENT AGREEMENT. In May 10, 1999, we entered into an employment agreement with Michael H. Mansouri, our Chairman of the Board of Directors, President and Chief Executive Officer under which Mr. Mansouri is compensated at $275,000 a year. Mr. Mansouri's employment with us will last until the earliest date on which any of the following events may occur:

     - his death, disability or resignation from iPass;

     - his termination by us for cause; or

     - his termination by us without cause.

     Except in connection with a termination for cause, on the account of death or disability, or a voluntary termination by Mr. Mansouri other than for good reason, we have agreed to provide Mr. Mansouri with the following termination benefits upon termination of employment:

     - an amount equal to one year's base salary and target bonus at the time of termination shall be paid to Mr. Mansouri in twelve equal monthly installments; and

     - all of the unvested options held by Mr. Mansouri on the date of his termination that would have vested over the succeeding twelve month period shall vest on the dates on which such shares would have become vested had Mr. Mansouri remained employed by us for such twelve month period and will remain exercisable for a period specified in the options.

     If there is a change in control and Mr. Mansouri's employment is terminated without cause or if Mr. Mansouri terminates his employment for good reason upon or within thirteen months after the change of control, then all of the unvested shares and options held by Mr. Mansouri on the date of the change in control that are scheduled to vest over the succeeding twenty four month period shall immediately vest and any unexercised options shall remain exercisable for the period specified in such options.

     The employment agreement also provides for an annual bonus, the target of which is $175,000 per anniversary year. In addition, we paid Mr. Mansouri a signing bonus in the amount of $110,000. Additionally, we provided Mr. Mansouri the following relocation benefits:

     - reimbursement for moving and travel expenses; and

     - a relocation bridge loan of $400,000 to purchase a residence in the San Francisco Bay Area.

     EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS. Each of our executive officers has signed offer letters. These offer letters provide for salary, an annual bonus based upon the successful completion of quarterly objectives and stock options as well as other customary benefits and terms. In addition, if there is a change in control of iPass, and the officer's employment is terminated without cause, or if the officer terminates his employment for good reason upon or within twelve months after the change of control, then all of the unvested stock options held by that officer, automatically accelerates by twenty four months from the date of the change of control.

SEPARATION AGREEMENTS

     CHRISTOPHER MOORE SEPARATION AGREEMENT. In August 1999, we entered into a separation agreement with Christopher Moore in connection with the termination of his services as President and Chief Executive Officer, in which we provided to Mr. Moore as part of his termination benefits the following:

     - An amount equal to one year's base salary and target bonus at the time of termination of $275,000; and

     - Vesting of all of the shares subject to option held by Mr. Moore on the date of such termination that would have vested over the succeeding twelve month period had Mr. Moore remained employed by us for such twelve month period, which equaled 512,457 shares.

     In connection with Mr. Moore's termination, we also entered into a consulting agreement with Mr. Moore, in which Mr. Moore agreed to provide consulting services to us until January 1, 2000, in exchange for a consulting fee of $68,750.

     ROBERT C. SCHOETTLE SEPARATION AGREEMENT. In October 1999, we entered into a separation and release agreement with Robert C. Schoettle, our former Vice President of Marketing, in which we provided Mr. Schoettle with severance benefits, including a one-time cash payment to Mr. Schoettle of $51,250.

                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation received for services rendered to us by our Chief Executive Officers who served in 1999 and our four other most highly compensated executive officers who earned more than $100,000 during the year ended December 31, 1999.

                                                ANNUAL            LONG-TERM COMPENSATION AWARDS
                                             COMPENSATION       ---------------------------------
                                          -------------------       SECURITIES        ALL OTHER
      NAME AND PRINCIPAL POSITION          SALARY     BONUS     UNDERLYING OPTIONS   COMPENSATION
      ---------------------------         --------   --------   ------------------   ------------
Michael H. Mansouri(1)..................  $273,061   $129,465       2,269,323          $104,525
  Chairman of the Board, President
  and Chief Executive Officer
Christopher W. Moore(2).................  $136,458   $ 46,875              --          $275,000
  Former President and Chief Executive
  Officer
Ronald G. Calandra......................  $183,333   $ 52,531         100,000                --
  Vice President of Operations
Jalal Farhat(3).........................  $151,538   $ 50,250              --                --
  Former Vice President of Engineering
Eric V. Lee.............................  $207,500   $ 96,750              --                --
  Vice President of Sales
Robert C. Schoettle(4)..................  $165,625   $ 29,625              --          $ 51,250
  Former Vice President of Marketing

-------------------------
(1) Mr. Mansouri's bonus includes $110,000 as a signing bonus. The amount under "All Other Compensation" is for relocation expenses.

(2) Mr. Moore's employment with iPass terminated in September 1999. The amount under "All Other Compensation" is for severance payments.

(3) Mr. Farhat's employment with iPass terminated in October 1999.

(4) Mr. Schoettle ceased to be an executive officer of iPass in October 1999. The amount under "All Other Compensation" is for severance payments.

OPTION GRANTS TABLE

     The following table sets forth information regarding stock options granted to our Chief Executive Officers who served in 1999 and our four other most highly compensated executive officers during the year ended December 31, 1999. The exercise price for each option was equal to the fair market value of our common stock on the date of grant as determined by the board of directors. Percentage of total options as set forth below was calculated based on an aggregate of 449,250 shares of common stock granted under the 1997 Stock Option Plan, 2,888,586 shares of common stock granted under the 1999 Stock Option Plan, and 2,269,323 shares of common stock granted under the Interim 1999 Stock Option Plan in fiscal 1999. The potential realizable value as set forth below was calculated based on the ten-year term of the option and assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the options were granted to their expiration date based on the assumed public offering price of
and common stock of $     per share. The actual value, if any, the executive
officers listed on this table or any other individual may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. We cannot assure you that the actual value per share realized by these executive officers or by all stockholders will approximate the potential realizable values set forth in the table.

                                                                                             POTENTIAL
                                                   PERCENTAGE                             REALIZABLE VALUE
                                     NUMBER OF      OF TOTAL                                 AT ASSUMED
                                     SECURITIES      OPTIONS                              ANNUAL RATES OF
                                     UNDERLYING      GRANTED     EXERCISE                   STOCK PRICE
                                      OPTIONS        DURING      PRICE PER   EXPIRATION   APPRECIATION FOR
                                      GRANTED      FISCAL 1999     SHARE        DATE        OPTION TERM
                                    ------------   -----------   ---------   ----------   ----------------
               NAME                                                                        5%         10%
               ----                 ------------                                          -----      -----
Michael H. Mansouri...............   2,269,323        40.5%       $0.1433     06/30/09
Christopher W. Moore..............          --          --             --           --      --         --
Ronald G. Calandra................     100,000         1.8%       $  1.00     08/19/09      --         --
Jalal Farhat......................          --          --             --           --      --         --
Eric V. Lee.......................          --          --             --           --      --         --
Robert C. Schoettle...............          --          --             --           --      --         --

     The options listed in the table above were exercised and the shares issued upon exercise are subject to a repurchase right by us if the optionholder ceases to provide services for us or our affiliates, which repurchase right lapses over a four-year period, with the repurchase right with respect to 25% of the shares lapsing after one year and 2.083% lapsing monthly thereafter. See "-- Employee Benefit Plans" for a description of the material terms of these options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

     The following table provides summary information concerning the shares of our common stock acquired by exercise of outstanding stock options during 1999 held by our Chief Executive Officers who served in 1999 and our four other most highly compensated officers as of December 31, 1999. Options granted to purchase shares of our common stock under our 1997 Stock Option Plan, the 1999 Stock Option Plan and the 1999 Interim Stock Option Plan are generally immediately exercisable by certain optionees but are subject to a right of repurchase pursuant to the vesting schedule of each specific grant. The repurchase option generally lapses over a four year period with 25% lapsing after the first year and 2.083% lapsing monthly thereafter. In the event that a purchaser ceases to provide service to us or our affiliates, we have the right to repurchase any of that person's unvested shares of common stock at the original option price. Amounts shown in the value realized column were calculated based on the difference between the option exercise price and the assumed initial public
offering price of $     per share of common stock without taking into account
any taxes that may be payable in connection with the transaction, multiplied by the number of shares of common stock underlying the option. Exercise prices ranged from $0.0167 to $1.00.

                                                                SHARES
                                                              ACQUIRED ON    VALUE
                            NAME                               EXERCISE     REALIZED
                            ----                              -----------   --------
Michael H. Mansouri(1)......................................   2,269,323
Christopher W. Moore(2).....................................   2,236,179
Ronald G. Calandra(3).......................................     424,000
Jalal Farhat(4).............................................     369,000
Eric V. Lee(5)..............................................     546,000
Robert C. Schoettle(6)......................................     546,000

-------------------------
(1) The repurchase option relating to these shares lapses in its entirety on May 10, 2004.

(2) The repurchase option relating to these shares lapses in its entirety on August 1, 2000.

(3) The repurchase option relating to 324,000 of these shares lapses in its entirety on December 8, 2002, and the repurchase option on the remaining 100,000 shares lapses on August 19, 2004.

(4) We repurchased 138,375 of these shares in connection with Mr. Farhat's termination of employment.

(5) The repurchase option relating to these shares lapses in its entirety on June 28, 2002.

(6) We repurchased 318,500 of these shares in connection with Mr. Schoettle's termination of employment in February 2000.

                             EMPLOYEE BENEFIT PLANS

     Since 1997, we have established three equity incentive plans under which we may offer incentive stock options, nonstatutory stock options, restricted stock and stock bonuses to employees, officers, non-employee directors and consultants. The plans are intended to help us retain the services of individuals who can operate and grow our business and align their interests with those of our shareholders. We also sponsor a 401(k) plan, a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended.

2000 EQUITY INCENTIVE PLAN

     Our board of directors adopted our 2000 plan in March 2000, and our
stockholders approved the 2000 plan in        2000. The 2000 plan will be
effective on the effective date of this offering. At that time, no further option grants will be made under the 1999 Interim Stock Option Plan or 1999 Stock Option Plan.

     SHARE RESERVE. A total of 7,000,000 shares of our common stock has been reserved for issuance under the 2000 plan. On each January 1, beginning January 1, 2002, the share reserve will increase by the least of the following:

     - 4.5% of our total outstanding common stock;

     - 2,500,000 shares of our common stock; or

     - a lesser amount as determined by our board of directors.

     When a stock award expires or is terminated before it is exercised, the shares not acquired pursuant to the stock awards shall again become available for issuance under the 2000 plan.

     ELIGIBILITY. The 2000 plan permits the grant of options to employees, directors and consultants. Options may be either incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options, or NSOs. In addition, the 2000 plan permits the grant of stock bonuses and rights to purchase restricted stock.

     In general, the stock options granted under the 2000 plan may not exceed 10 years. An optionholder may not transfer a stock option other than by will or the law of descent or distribution. The exercise price for an ISO cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for NSOs cannot be less than 85% of the fair market value of the common stock on the date of grant. In the event the optionholder is a 10% stockholder, then the exercise price per share of an ISO cannot be less than 110% of the fair market value of common stock on the date of grant.

     EFFECT OF A CHANGE IN CONTROL. In the event of a change in control in the beneficial ownership of iPass, all outstanding stock awards under the 2000 equity incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity determines not to assume, continue or substitute for these awards, the vesting provisions of such stock awards will be accelerated and the stock awards will terminate upon the change of control if not previously exercised. In certain change in control circumstances, the vesting provisions of the outstanding stock awards will be accelerated automatically. Furthermore, if a holder of a stock award is terminated due to a constructive termination or involuntarily terminated without cause within 1 month before or 13 months after a change in control, the vesting of that holder's stock awards will be accelerated.

     ADDITIONAL PROVISIONS. Under the 2000 plan, the Board has the authority to grant to an optionholder the right to exercise his or her unvested stock options subject to the Company's right to repurchase the purchased shares if the optionholder terminates his or her services to the Company prior to satisfying the vesting requirements for the stock options. The Board also has the authority under the 2000 plan to grant to an optionholder the right to a reload feature under which if he or she exercises an outstanding option by tendering shares of the Company's stock that he or she owned, the optionholder will automatically be granted a new option to purchase the same number of shares of stock that he or she tendered. The exercise price for the new stock options will be the fair market value of the Company's common stock at the time the optionholder receives the new stock options.

     NON-EMPLOYEE DIRECTOR STOCK OPTION GRANTS. The 2000 Plan provides for automatic stock option grants to non-employee directors on our board of directors. After the offering, each person who is not an employee of iPass who is first elected or appointed to the board of directors will be granted an initial grant on the date of his or her election or appointment to purchase 40,000 shares of our common stock at the fair market value of the common stock on that grant date. On the date of the offering, non-employee directors of our board of directors who have not previously been granted options to purchase our common stock will receive an initial stock option grant as if he or she were first elected or appointed to our board directors after the offering.

     After the offering, each person who is a non-employee director on the day after each annual stockholders' meeting, shall, on that date, be granted an annual stock option grant to purchase fifteen thousand shares of our common stock at the fair market value of our common stock on that grant date. Individuals who have not served on our board of directors for the entire period preceding the annual stockholders' meeting shall be reduced, pro-rata, for each full quarter the person did not serve on our board of directors prior to the stockholders' meeting.

     The non-employee director stock options will have a maximum term of ten years and generally must be exercised prior to the earliest of eighteen months following the death of the non-employee directors, twelve months from the termination of service on our board of directors by the non-employee director due to a disability, three months from the termination of the service of non-employee director for any other reason, or the expiration of the original term of the stock options. The non-employee directors become vested in each initial stock option grant one-third each year of service on our board of directors from the stock option grant date so that the directors will become vested fully after three years of service on our board of directors after the grant. The non-employee directors become vested in each annual stock option grant one-twelfth each month of service on our board of directors from the stock option grant date so that the directors will become vested fully after twelve months of service on our board of directors after the grant. If there is a change of control as described above, the directors will become fully vested in their unvested portion of their stock options and the options will be exercisable for a period of the shorter of twelve months following the termination of their service on our board of directors or the original term of the stock options. The stock options shall not be transferable except as otherwise provided in a stock option agreement to the extent permitted by federal securities laws and regulations.

     ADDITIONAL PROVISIONS. Under the 2000 plan, the Board has the authority to accelerate the vesting of outstanding stock options.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors adopted the 2000 employee stock purchase plan in March 2000, and our stockholders approved the 2000 stock purchase plan in March 2000.

     SHARE RESERVE. A total of 700,000 shares of common stock have been authorized for issuance under the 2000 purchase plan. On each January 1, beginning with January 1, 2002, the share reserve will increase by the least of the following:

     - 1% of our total outstanding common stock;

     - 700,000 shares of our common stock; or

     - a lesser amount as determined by the board of directors.

     The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Under the purchase plan, eligible employees will be able to purchase common stock at a discount price in periodic offerings. The purchase plan will commence on the effective date of this offering.

     ELIGIBILITY. All employees are eligible to participate in the purchase plan so long as they are employed by us, or a subsidiary designated by our board of directors, for at least 20 hours per week and are customarily employed by us, or a subsidiary designated by the board of directors, for at least five months per calendar year. Any employee who is a 5% stockholder is not eligible to participate in the purchase plan.

     Under the purchase plan, employees who participate in an offering may have up to 15% of their earnings for the period of that offering withheld. The amount withheld is used on each purchase date of the offering period to purchase shares of common stock. The price paid for common stock on the purchase dates will equal the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

     The purchase plan is administered by our board of directors. Our board of directors may delegate authority to administer the purchase plan to a committee. Subject to the terms of the plan, our board of directors or the committee determines when and how rights to purchase shares will be granted and the provisions of each offering of rights. Under the plan, we may specify offerings with duration on not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 12 months in duration, with purchases occurring every six months. Subsequent offerings will be six months in duration.

     EFFECT OF A CHANGE IN CONTROL. Upon a change in control of the beneficial ownership of iPass, our board of directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right be substituted by the successor entity, or our board of directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the effective date of the change in control transaction.

     OTHER PROVISIONS. Our board of directors has the authority to amend or terminate the purchase plan; provided, however, that no amendment or termination of the purchase plan may adversely affect any outstanding rights to purchase common stock. Amendments generally will be submitted for stockholder approval only to the extent required by law.

INTERIM 1999 STOCK OPTION PLAN

     ELIGIBILITY. In April 1999, our board of directors adopted the Interim 1999 Stock Option Plan, and, in July 1999, the shareholders approved the Interim 1999 Stock Option Plan. The Interim 1999 Stock Option Plan will terminate in April 2009 unless it is terminated earlier by our board of directors. The Interim 1999 Stock Option Plan provides for the grant of stock options to employees (including officers), including incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, and nonstatutory stock options.

     SHARE RESERVE. An aggregate of 2,269,323 shares of common stock currently is authorized for issuance under the Interim 1999 Stock Option Plan. As of December 31, 1999, options to purchase a total of 1,261,314 shares of our common stock were held by all participants under the Interim 1999 Stock Option Plan, and no options to purchase shares remained available for grant. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the Interim 1999 Stock Option Plan.

     SECTION 162(m). When we become subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million), no person may be granted options under the Interim 1999 Stock Option Plan covering more than 500,000 shares of common stock in any calendar year.

     EFFECT OF A CHANGE IN CONTROL. In the event of certain changes in control, all outstanding options under the Interim 1999 Stock Option Plan either will be assumed, continue or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such options, the vesting of the stock options for employees then performing services for the Company who have provided less than twelve months of service will be accelerated up to twelve months, and such vested stock options will be terminated upon the change in control if not previously exercised.

     ADDITIONAL PROVISIONS. Under the Interim 1999 Stock Option Plan, the Board has the authority to grant to an optionholder the right to exercise his or her unvested stock options subject to the Company's right to repurchase the purchased shares if the optionholder terminates his or her services to the Company prior to satisfying the vesting requirements for the stock options. The Board also has the authority under the Interim 1999 Stock Option Plan to grant to an optionholder the right to a reload feature under which if he or she exercises an outstanding option by tendering shares of the Company's stock that he or she owned, the optionholder will automatically be granted a new option to purchase the same number of shares of stock that he or she tendered. The exercise price for the new stock options will be the fair market value of the Company's common stock at the time the optionholder receives the new stock options. Also under the Interim 1999 Stock Option Plan, the Board has the authority to accelerate the vesting of outstanding stock options.

1999 STOCK OPTION PLAN

     ELIGIBILITY. In June 1999, our board of directors adopted, and the shareholders approved, the 1999 Stock Option Plan. The plan was amended in December, 1999. The 1999 Stock Option Plan will terminate in July 2009 unless it is terminated earlier by the board of directors. The 1999 Stock Option Plan provides for the grant of the following types of stock:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to employees (including officers); and

     - nonstatutory stock options which may be granted to employees (including officers), non-employee directors and consultants.

     SHARE RESERVE. An aggregate of 3,482,877 shares of common stock currently are authorized for issuance under the 1999 Stock Option Plan. As of December 31, 1999, options to purchase a total of 1,625,920 shares of our common stock were held by all participants under the 1999 Stock Option Plan and options to purchase 1,856,957 shares remained available for grant. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of stock options under the 1999 Stock Option Plan. Shares issued under the 1999 Stock Option Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

     SECTION 162(M). When we become subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million, no person may be granted options under the 1999 Stock Option Plan covering more than 500,000 shares of common stock in any calendar year. Under its general authority to grant options, our board of directors has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Section 162(m) limitation.

     EFFECT OF A CHANGE IN CONTROL. In the event of certain changes in control, all outstanding options under the 1999 Stock Option Plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity determines not to assume, continue or substitute for such awards stock options outstanding that have not been exercised prior to the change of control awards will be terminated upon the change in control.

     ADDITIONAL PROVISIONS. Under the 1999 Stock Option Plan, the Board has the authority to grant to an optionholder the right to exercise his or her unvested stock options subject to the Company's right to repurchase the purchased shares if the optionholder terminates his or her services to the Company prior to satisfying the vesting requirements for the stock options. The Board also has the authority under the 1999 Stock Option Plan to grant to an optionholder the right to a reload feature under which if he or she exercises an outstanding option by tendering shares of the Company's stock that he or she owned, the optionholder will automatically be granted a new option to purchase the same number of shares of stock that he or she tendered. The exercise price for the new stock options will be the fair market value of the

Company's common stock at the time the optionholder receives the new stock options. Also under the 1999 Stock Option Plan, the Board has the authority to accelerate the vesting of outstanding stock options.

1997 STOCK OPTION PLAN

     ELIGIBILITY. In February 1997, our board of directors adopted the iPass Inc. 1997 Stock Option Plan, and in March 1997 the shareholders approved the 1997 Stock Option Plan. The 1997 Stock Option Plan will terminate in March 2007, unless it is terminated earlier by the board of directors. The 1997 Stock Option Plan provides for the grant of stock awards, which are:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which incentive stock options may be granted solely to employees (including officers); and

     - nonstatutory stock options which may be granted to employees (including officers), non-employee directors and consultants.

     SHARE RESERVE. An aggregate of 6,639,480 shares of common stock currently are authorized for issuance under the incentive plan. As of December 31 1999, options to purchase a total of 1,261,314 shares of our common stock were held by all participants under the 1997 Stock Option Plan, and the board has voted not to grant any further stock options under the 1997 Stock Option Plan. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the plan. Shares issued under the 1997 Stock Option plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

     SECTION 162(m). When we become subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million, no person may be granted options under the 1997 Stock Option Plan covering more than 500,000 shares of common stock in any calendar year.

     EFFECT OF A CHANGE IN CONTROL. In the event of certain changes in control, all outstanding options under the 1997 Stock Option Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting of the stock options for employees, directors or consultants then performing services for the Company who have provided less than twelve months of service will be accelerated up to twelve months and such vested stock awards will be terminated upon the change in control if not previously exercised.

     ADDITIONAL PROVISIONS. Under the 1997 Stock Option Plan, the Board has the authority to grant to an optionholder the right to exercise his or her unvested stock options subject to the Company's right to repurchase the purchased shares if the optionholder terminates his or her services to the Company prior to satisfying the vesting requirements for the stock options. Also under the 1997 Stock Option Plan, the Board has the authority to accelerate the vesting of outstanding stock options.

401(K) PLAN

     We sponsor a 401(k) plan, a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate. Participants may make pre-tax contributions to the 401(k) plan of up to 25% of their eligible earnings, subject to a statutorily prescribed annual limit ($10,500 in calendar year
2000). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan's trustee.

     Each participant's contributions, and the corresponding investment earnings, are generally not taxable to the participants until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

                              CERTAIN TRANSACTIONS

EMPLOYMENT AND SEPARATION AGREEMENTS

     In May 1999, we entered into an employment agreement with Michael H. Mansouri, our President, Chief Executive Officer and Chairman of the Board. This agreement is discussed in more detail in "Management -- Employment Agreements."

     In August 1999, we entered into a separation agreement with Christopher Moore, our former President and Chief Executive Officer. This agreement is discussed in more detail in "Management -- Separation Agreements."

     In October 1999, we entered into a separation agreement with Robert C. Schoettle, our former Vice President of Marketing. This agreement is discussed in more detail in "Management -- Separation Agreements."

     Our senior executives officers have signed offer letters. These letters are discussed in more detail in "Management -- Employment Agreements."

SHAREHOLDERS AGREEMENT

     In connection with our Series E preferred stock financing, we entered into the Amended and Restated Shareholders Agreement with certain common and preferred stockholders of iPass to provide for the future voting of such holders' shares regarding the election of our directors for John Alsop or one nominee of the proxyholder of the shares held by Jamboree Investments, Inc. and Peapod Distribution Ltd. and for one nominee of Thomvest Holdings Inc. to serve on our board of directors. The Voting Agreement terminates on the closing date of this offering.

INVESTOR RIGHTS AGREEMENT

     In connection with our Series E preferred stock financing, we entered into the Amended and Restated Investor Rights Agreement with our founders and our preferred shareholders. The Investor Rights Agreement provided these stockholders rights relating to the registration of their stock with the Securities and Exchange Commission. These rights have been waived as to this offering by the founding shareholders and the holders of preferred stock. In addition, the Investors Rights Agreement grants these investors a right of first refusal to participate in future issuances of equity securities by iPass. This offering is not covered by this right of first refusal, and the right of first refusal terminates on the closing date of this offering. The other registration rights will survive this offering and will terminate no later than five years after the closing date of this offering.

CO-SALE AGREEMENT

     In connection with our Series E preferred stock financing, we entered into an Amended and Restated Co-Sale Rights Agreement with the founders of iPass and the holders of our Series B, Series C, Series D and Series E preferred stock. The Co-Sale Agreement provides that each holder has a right to participate on a pro rata basis in the sale of any shares of our capital stock by any other party to the Co-Sale Agreement unless such proposed sale is a sale between parties, a sale or series of sales that amounts to 150,000 shares of capital stock held by a party or a transfer for estate planning purposes. The Co-Sale Agreement terminates on the closing date of this offering.

INDEMNIFICATION AGREEMENTS

     We intend to enter into indemnification agreements with our directors and officers for the indemnification of these persons to the full extent permitted by law. We also intend to execute these agreements with our future directors and officers.

LOAN TO EXECUTIVE OFFICER

     In November 1999, we granted to Michael H. Mansouri a $400,000 relocation loan. Upon the earliest of several events to occur, as provided for in Mr. Mansouri's employment agreement, but no later than three years from Mr. Mansouri's employment date, the loan becomes due and payable. The loan is secured by a second deed of trust on Mr. Mansouri's principal residence as well as by pledges of Mr. Mansouri's shares of our common stock. As permitted by Treasury Regulations for employee-relocation mortgage loans, this loan is non-interest bearing. See "Management -- Employment Agreements -- Michael Mansouri Employment Agreement."

STOCK SALES

     The following executive officers, directors or holders of more than 5% percent of our securities purchased shares of our stock in the amounts set forth below.

                                                                   SHARES OF PREFERRED STOCK
                                    COMMON      ---------------------------------------------------------------
                                     STOCK      SERIES A     SERIES B     SERIES C     SERIES D      SERIES E
                                  -----------   ---------   ----------   ----------   ----------   ------------
DIRECTORS AND EXECUTIVE OFFICERS
Michael H. Mansouri.............    2,269,323          --           --           --           --             --
Christopher W. Moore............    2,517,279          --           --           --           --             --
Ronald G. Calandra..............      424,000          --           --           --           --             --
Jalal Farhat....................      230,625          --           --           --           --             --
Eric V. Lee.....................      546,000          --           --           --           --             --
Robert C. Schoettle.............      546,000          --           --           --           --             --
5% STOCKHOLDERS
Accel Partners..................           --          --    3,386,409    1,629,561    1,514,562        762,090
APV Technology Partners.........           --          --      753,579      362,124    1,741,068        514,131
Crosspoint Venture Partners.....           --          --    3,386,409    1,629,561    1,514,562      2,202,798
Jamboree Investments, Inc.......    2,842,107     712,893           --           --           --             --
Thomvest Holdings Inc...........           --          --           --           --    1,740,948        501,408
PER SHARE PRICE.................  $ 0.0167 to
                                  $      1.00   $  0.3333   $    0.299   $   0.6213   $    1.436   $      3.412
DATE OF PURCHASE................   8/29/96 to                                                       09/13/99 to
                                     09/27/96    10/25/96     11/27/96     06/11/97     12/31/97       11/10/99

     All future transactions, including loans, between iPass and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors in these transactions.

RESTRICTED STOCK PURCHASE

     In October 1999, the Board of Directors approved a compensatory restricted stock grant of 110,334 shares of the Company's common stock at a purchase price of $1.50 per share. These shares are subject to repurchase by the Company at the original purchase price. The repurchase right lapses 25% after the first year of service, and ratably for an additional 36 months. As of December 31, 1999, no shares of common stock have been repurchased.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of December 31, 1999, and as adjusted to reflect the sale of our common stock by this prospectus, by:

     - our Chief Executive Officers who served in 1999 and each of our four other most highly compensated executive officers;

     - each director;

     - each stockholder who is known by us to own beneficially 5% or more of our common stock; and

     - all directors and officers as a group.

     Percentage of ownership in the following table is calculated based on 39,828,928 shares of common stock outstanding as of December 31, 1999 and shares of common stock outstanding after completion of this offering.

     Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to any community property laws. Unless otherwise indicated, the address of each of the individuals named in the table is: 3800 Bridge Parkway, Redwood Shores, California 94065.

                                                                              BENEFICIALLY OWNED
                                                      SHARES IPASS     --------------------------------
                                                     MAY REPURCHASE                       PERCENT
                                                     WITHIN 60 DAYS                 -------------------
           NAME AND ADDRESS             NUMBER OF    OF DECEMBER 31,                 BEFORE     AFTER
         OF BENEFICIAL OWNER              SHARES         1999(1)         TOTAL      OFFERING   OFFERING
         -------------------            ----------   ---------------   ----------   --------   --------
Michael H. Mansouri...................   2,269,323      2,269,323              --       --         --
Christopher W. Moore..................   2,517,279        279,522       2,237,757      5.6%
Seth D. Neiman(2).....................   8,733,330             --       8,733,330     21.9%
Crosspoint Venture Partners(3)........   8,733,330             --       8,733,330     21.9%
Arthur C. Patterson(4)................   7,292,622             --       7,292,622     18.3%
Accel Partners(5).....................   7,292,622             --       7,292,622     18.3%
John S. Alsop(6)......................   3,555,000             --       3,555,000      8.9%
Jamboree Investments, Inc.(7).........   3,555,000             --       3,555,000      8.9%
Peter G. Bodine(8)....................   3,370,902             --       3,370,902      8.5%
APV Technology Partners(9)............   3,370,902             --       3,370,902      8.5%
Thomvest Holdings Inc.(10)............   2,242,356             --       2,242,356      5.6%
Eric V. Lee...........................     546,000        318,500         227,500        *
Robert C. Schoettle...................     546,000        318,500         227,500        *
Ronald G. Calandra....................     424,000        329,500          94,500        *
Jalal Farhat..........................     230,625             --         230,625        *
George M. Tronsrue, III(11)...........     120,000        110,000          10,000        *
John D. Beletic(12)...................     120,000        112,500           7,500        *
All directors and executive officers
  as a group (16 persons)(13).........  30,612,081      4,624,845      25,987,236     65.2%

-------------------------
  *  Less than 1%.

 (1) The unvested portion of the shares of common stock is subject to a right of repurchase, at the original option price, in the event the holder ceases to provide services to iPass and its affiliates or upon a change of control of iPass.

 (2) Mr. Neiman is a partner of Crosspoint Venture Partners. Crosspoint Venture Partners beneficially owns all 8,733,330 shares, of which Crosspoint Venture Partners 1996 owns 6,530,532 shares and Crosspoint Venture Partners LS 1997 Fund owns 2,202,798 shares. Mr. Neiman has sole voting power and shared investment power over these shares. Mr. Neiman disclaims beneficial ownership in these shares except to the extent of his pecuniary interest therein. The address for Mr. Neiman is Crosspoint Venture Partners.

 (3) See footnote (2). The address for Crosspoint Venture Partners is The Pioneer Hotel Building, 2925 Woodside Rd., Woodside, CA 94062.

 (4) Mr. Patterson is a General Partner of Accel Partners. Accel Partners owns 7,292,622 shares, of which Accel V L.P. owns 5,877,853 shares, Accel Internet/Strategic Technology Fund L.P. owns 787,603 shares, Accel Investors '96 L.P. owns 350,044 shares, Accel Keiretsu V L.P. owns 116,683 shares, and Ellmore C. Patterson Partners own 160,439 shares. Accel V Associates L.L.C. is the General Partner of Accel V L.P. ("A5") and has the sole voting and investment power. Arthur C. Patterson, ACP Family Partnership L.P., James R. Swartz, James W. Breyer, The Breyer 1995 Trust dated 10/4/95, Eugene D. Hill, Swartz Family Partnership L.P., Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of Accel V Associates L.P. and share powers. Accel Internet/Strategic Technology Fund Associates L.L.C. ("AISTFA") is the General Partner of Accel Internet/Strategic Technology Fund L.P. ("AISTF") and has the sole voting and investment power. Mr. Patterson, ACP Family Partnership L.P., James R. Swartz, James W. Breyer, Eugene D. Hill, Swartz Family Partnership L.P., Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of AISTFA and share such powers. Accel Keiretsu V Associates L.L.C. is the General Partner of Accel Keiretsu V L.P. ("AK5") and has the sole voting and investment power. Mr. Patterson, James R. Swartz, James W. Breyer, Eugene D. Hill, Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of Accel Keiretsu V Associates L.L.C. and share such powers. Mr. Patterson, James R. Swartz, James W. Breyer, Luke B. Evnin, Eugene D. Hill, J. Peter Wagner, and G. Carter Sednaoui are the General Partners of Accel Investors '96 L.P. and therefore share the voting and investment powers. Mr. Patterson is the sole General Partner of Ellmore C. Patterson Partners, and therefore has sole voting and investment power. Mr. Patterson disclaims beneficial ownership in these shares except to the extent of his pecuniary interest therein. The address for Mr. Patterson is Accel Partners.

 (5) See footnote (4). The address for Accel Partners is 428 University Ave., Palo Alto, CA 94301.

 (6) Jamboree Investments, Inc. beneficially owns all 3,555,000 shares. Jamboree Investments, Inc. is owned by three trusts over which Mr. Alsop is a beneficiary of one of these trusts. Mr. Alsop disclaims beneficial ownership in these shares except to the extent of his equity interest therein. The address for Mr. Alsop is Borderware Technologies, Inc., 90 Burnhamthorpe Rd. West, Suite 1402, Mississauga, Ontario L5B3L3 Canada.

 (7) See footnote (6). The address of Jamboree Investments, Inc. is care of Alpha & Omega Law Chambers Top Floor, Atlantic Building, Shallow Draught, Bridgetown, Barbados.

 (8) Mr. Bodine is a Managing Member of APV Technology Partners. APV Technology Partners beneficially owns all 3,370,902 shares of which APV Technology Partners, L.P. owns 948,372 shares, APV Technology Partners II, L.P. owns 2,128,401 shares, APV Technology Partners U.S., L.P. owns 237,096 shares, and WPS, L.L.C. owns 57,033 shares. Mr. Bodine has shared voting and investment powers over these shares. Mr. Bodine disclaims beneficial ownership in these shares except to the extent of his pecuniary interest therein. The address for Mr. Bodine is APV Technology Partners.

 (9) See footnote (8). The address for APV Technology Partners is 535 Middlefield Rd., Suite #150, Menlo Park, CA 94025.

(10) The address for Thomvest Holdings Inc. is 65 Queen St. West, Suite 2400, Toronto, Canada M5H2M8.

(11) The address for Mr. Tronsrue is 330 289th Place NE, Carnation, WA 98014.

(12) The address for Mr. Beletic is WebLink Wireless, Inc., 3333 Lee Parkway, Suite 100, Dallas, TX 75219.

(13) See notes (1) - (12) above.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering and the filing of our restated certificate of incorporation immediately following the closing of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

     As of December 31, 1999, there were 39,828,928 shares of common stock and preferred stock outstanding, held of record by 103 stockholders. These amounts assume the conversion of all outstanding shares of preferred stock into common stock, which is to occur upon the closing of this offering. In addition, as of December 31, 1999, there were 2,887,234 shares of common stock subject to outstanding options. Upon completion of this offering, there will be shares of common stock outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters' over-allotment option.

     Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock may receive ratably any dividends that the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The shares of common stock that we will issue upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. Our board may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control. We have no present plans to issue any shares of preferred stock after the completion of this offering.

WARRANTS

     As of December 31, 1999, a warrant to purchase 82,587 shares of common stock was outstanding at an exercise price of $1.44 per share. This warrant expires upon the earlier of December 31, 2004 or three years after the completion of this offering. The warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrant if a merger of or sale of assets, reclassification of shares, subdivision or combination of shares, stock dividend, and certain dilutive issuances occurs.

     As of December 31, 1999, an aggregate of warrants to purchase 211,686 shares of common stock was outstanding at a weighted average exercise price of $3.00 per share. These warrants expire on July 19, 2008. The warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

REGISTRATION RIGHTS

     On the date 180 days after the completion of this offering, the holders of 26,728,647 shares of common stock or their transferees will be entitled to rights to register these shares under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning on October 1, 2001, to file a registration statement under the Securities Act covering their shares of common stock, and we will be required to use our best efforts to have the registration statement declared effective. Further, the holders may require us, at our expense for the first three of these registrations, to register their shares on Form S-3 when this form becomes available. These rights shall terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. Attached to these registration rights are conditions and limitations, including the right of the underwriters to limit the number of shares included in the registration statement.

ANTI-TAKEOVER PROVISIONS

     DELAWARE LAW. We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

     - our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

     - upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock not owned by the interested stockholder.

     Section 203 defines a "business combination" to include:

     - any merger or consolidation involving us and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

     - in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of our stock owned by the interested stock holders; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

     In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

     CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS. Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of iPass. First, our certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing. Second, our bylaws provide that special meetings of the holders may be called only by the chairman of the board of directors, the chief executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, our certificate of incorporation provides that our board of directors can issue up to 5,000,000 shares of preferred stock, as described under "-- Preferred Stock" above. Fourth, our certificate of incorporation and the bylaws provide for a classified board of directors, in which approximately one-third of the directors would be elected each year. Consequently, any potential acquiror would need to successfully complete two proxy contests in order to take control of the board of directors. Finally, our bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of iPass.

     CALIFORNIA LAW. We are currently subject to Section 2115 of the California Corporations Code. Section 2115 provides that, regardless of a company's legal domicile, provisions of California corporate law relating to shareholder rights, election and removal of directors and distributions to shareholders will apply to that company if the company meets the requirements of Section 2115. We will not be subject to Section 2115 if: we are qualified for trading as a national market security on the Nasdaq National Market, and we have at least 800 stockholders of record as of the record date of our most recent annual meeting, or during any income year less than 50% of our outstanding voting securities are held of record by persons having addresses in California.

     Our certificate of incorporation includes a provision requiring cumulative voting for directors whenever Section 2115 of the California Corporations Code applies to us. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is   . The transfer
agent's address is   .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. After any restrictions on sale lapse, or sales of substantial amounts of our common stock in the public market or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock and impair our ability to raise equity capital in the future.

     Upon completion of the offering, we will have                outstanding
shares of common stock, outstanding options to purchase 2,887,234 shares of common stock and outstanding warrants to purchase 294,273 shares of common stock, assuming no additional option or warrant grants or exercises after
December 31, 1999. Of the                shares sold in the offering,
               shares will be subject to the lock-up agreements described below assuming that we sell all shares reserved under our directed share program to the entities or persons for whom these shares have been reserved. We expect that
the remaining                shares, plus any shares issued upon exercise of the
underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors and 10% or greater stockholders.

     The remaining 39,828,928 shares outstanding and 2,887,234 shares and 294,273 shares subject to outstanding options and warrants respectively are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

     As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, 37,205,289 restricted shares will be available for sale in the public market beginning 180 days after the effective date of the registration statement of which this prospectus forms a part.

LOCK-UP AGREEMENTS

     Our directors, officers, employees and various other stockholders, who together hold substantially all of our securities, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters of this offering. The lock-up agreements executed by our employees and directors also cover any shares they may acquire through our directed share program. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by the representatives of the underwriters of this offering.

RULE 144

     In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding,
       which will equal approximately        shares immediately after this
       offering; and

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

RULE 701

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 ninety days after effectiveness without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 ninety days after effectiveness without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

REGISTRATION RIGHTS

     On the date 180 days after the completion of this offering, the holders of 26,728,647 shares of our common stock will have rights to require us to register their shares under the Securities Act. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

STOCK OPTIONS

     We intend to file a registration statement under the Securities Act after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the 1997, 1999 Stock Option Plan, 1999 Interim Stock Option Plan, the 2000 Equity Incentive Plan, the 2000 Employee Stock Purchase Plan and the 2000 Non-Employee Directors' Stock Option Plan will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701. As of December 31, 1999, we had granted options to purchase 2,887,234 shares of common stock that had not been exercised, of which options to purchase 134,885 shares were exercisable. In addition, as of that date we had reserved 730,291 shares for possible future issuance under our 1999 Stock Option Plan.

                            VALIDITY OF COMMON STOCK

     The validity of the common stock offered hereby will be passed upon for iPass by Cooley Godward LLP, Palo Alto, California and for the underwriters by Shearman & Sterling, New York, New York and Menlo Park, California. As of the date of this prospectus, partners and associates of Cooley Godward own an aggregate of 14,655 shares of our common stock through investment partnerships.

                                    EXPERTS

     The financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to this report, which incudes an explanatory paragraph with respect to the uncertainty regarding iPass' ability to continue as a going concern as discussed in Note 1 to the financial statements.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

     The reports and other information we file with the SEC can be inspected and copied at the public reference facilities that the SEC maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 140, Citicorp Center, 50 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available the reports and other information we have filed with the SEC.

                                  UNDERWRITING

     iPass and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Chase Securities, Inc. and Advanced Clearing, Inc. are the representatives of the Underwriters.

                               Underwriters                          Number of Shares
                               ------------                          ----------------
       Goldman, Sachs & Co. .......................................
       Chase Securities, Inc.......................................
       Advanced Clearing, Inc. ....................................
                                                                         --------
         Total.....................................................
                                                                         ========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional shares from iPass to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by iPass. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to
purchase           additional shares.

                                        Paid by iPass
                                        -------------
                                                              No Exercise        Full Exercise
                                                              -----------        -------------
Per Share...................................................   $                   $
Total.......................................................   $                   $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     iPass has agreed with the Underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among iPass and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be iPass' historical performance, estimates of the business potential and earnings prospects of iPass, an assessment of iPass' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The common stock will be quoted on the Nasdaq Stock Market under the symbol "IPAS".

     In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     iPass currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

     The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     iPass estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately
$          .

     iPass has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                   IPASS INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

After the reincorporation discussed in Note 10 to iPass Inc.'s financial statements, we expect to be in a position to render the following audit report:

San Jose, California                                         Arthur Andersen LLP
March 1, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of iPass Inc.:

     We have audited the accompanying balance sheets of iPass Inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iPass Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has projected net cash flows used in operations over the next twelve months to exceed net current assets as of December 31, 1999, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

San Jose, California
March 1, 2000
                                   iPASS INC.

                                 BALANCE SHEETS

                                                                                      PRO FORMA
                                                                                    STOCKHOLDERS'
                                                                                      EQUITY AT
                                                                                    DECEMBER 31,
                                                            DECEMBER 31,                1999
                                                    ----------------------------      (NOTE 8)
                                                        1998            1999         (UNAUDITED)
                                                    ------------    ------------    -------------
ASSETS
Current Assets:
  Cash and cash equivalents.......................  $  5,165,673    $ 15,178,092
  Accounts receivable, net of allowance for
     doubtful accounts of $284,523 in 1998 and
     $781,570 in 1999.............................     1,137,194       4,747,525
  Prepaid expenses and other current assets.......        33,682         877,951
                                                    ------------    ------------
     Total current assets.........................     6,336,549      20,803,568
Property and equipment, net.......................       392,279       1,410,070
Other assets......................................       220,586       2,043,389
                                                    ------------    ------------
Total Assets......................................  $  6,949,414    $ 24,257,027
                                                    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of loans payable................  $    431,262    $  1,551,080
  Accounts payable................................     1,180,505       4,788,751
  Accrued liabilities.............................     1,050,866       3,115,227
                                                    ------------    ------------
     Total current liabilities....................     2,662,633       9,455,058
Loans payable, net of current portion.............       628,110       2,819,790
                                                    ------------    ------------
     Total liabilities............................     3,290,743      12,274,848
                                                    ------------    ------------
Commitments (Note 5)
Stockholders' Equity:
  Convertible preferred stock, no par value,
     aggregate liquidating preference of
     $37,275,653
     Authorized -- 30,000,000 shares in 1998 and
       1999, 5,000,000 shares undesignated and
       authorized pro forma;
     Outstanding -- 20,664,849 shares in 1998,
       26,728,647 shares in 1999 and none pro
       forma......................................    16,422,629      37,086,921    $         --
  Common stock, no par value
     Authorized -- 60,000,000 shares in 1998 and
     1999, 120,000,000 shares pro forma;
     Outstanding -- 7,756,032 shares in 1998,
       13,100,281 shares in 1999 and 39,828,928
       pro forma..................................       140,189      21,022,708      58,109,629
  Warrants........................................             0         173,708         173,708
  Notes receivable from stockholders..............       (50,395)     (2,128,500)     (2,128,500)
  Deferred stock compensation.....................             0     (12,944,530)    (12,944,530)
  Accumulated deficit.............................   (12,853,752)    (31,228,128)    (31,228,128)
                                                    ------------    ------------    ------------
     Total stockholders' equity...................     3,658,671      11,982,179    $ 11,982,179
                                                    ------------    ------------    ============
Total Liabilities and Stockholders' Equity........  $  6,949,414    $ 24,257,027
                                                    ============    ============

   The accompanying notes are an integral part of these financial statements.

                                   iPASS INC.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------
                                                             1997          1998           1999
                                                          -----------   -----------   ------------
Revenues................................................  $   812,171   $ 3,895,254   $ 14,319,137
                                                          -----------   -----------   ------------
Costs and Expenses
  Cost of revenues......................................      713,694     2,680,322      8,697,253
  Network operations (excluding amortization of deferred
     stock compensation of $418,756 in 1999)............      670,066       754,713      3,065,419
  Research and development (excluding amortization of
     deferred stock compensation of $202,068 in 1999)...      994,172     1,176,193      2,107,079
  Sales and marketing (excluding amortization of
     deferred stock compensation of $641,214 in 1999)...    2,715,883     4,340,199      9,140,506
  General and administrative (excluding amortization of
     deferred stock compensation of $2,318,425 in
     1999)..............................................    1,309,197     1,545,398      4,191,198
  Severance.............................................           --            --      2,014,960
  Amortization of deferred stock compensation...........           --            --      3,580,463
                                                          -----------   -----------   ------------
       Total costs and expenses.........................    6,403,012    10,496,825     32,796,878
                                                          -----------   -----------   ------------
       Operating loss...................................   (5,590,841)   (6,601,571)   (18,477,741)
                                                          -----------   -----------   ------------
Other income (expense)
  Interest income and other.............................       42,924       416,227        344,313
  Interest expense......................................      (38,872)     (156,887)      (240,948)
                                                          -----------   -----------   ------------
       Total other income (expense).....................        4,052       259,340        103,365
                                                          -----------   -----------   ------------
Net loss................................................  $(5,586,789)  $(6,342,231)  $(18,374,376)
                                                          ===========   ===========   ============
Basic and diluted net loss per common share.............  $     (1.25)  $     (1.12)  $      (2.46)
                                                          ===========   ===========   ============
Shares used in computing basic and diluted net loss per
  common share..........................................    4,480,525     5,647,886      7,465,417
                                                          ===========   ===========   ============
Pro forma basic and diluted net loss per common share
  (unaudited)...........................................                              $      (0.62)
                                                                                      ============
Shares used in computing pro forma basic and diluted net
  loss per common share (unaudited).....................                                29,817,931
                                                                                      ============

   The accompanying notes are an integral part of these financial statements.

                                   IPASS INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 CONVERTIBLE PREFERRED                                               NOTES
                                         STOCK                   COMMON STOCK                     RECEIVABLE       DEFERRED
                                ------------------------   ------------------------                  FROM           STOCK
                                  SHARES       AMOUNT        SHARES       AMOUNT      WARRANTS   STOCKHOLDERS    COMPENSATION
                                ----------   -----------   ----------   -----------   --------   -------------   ------------
BALANCE, DECEMBER 31,
 1996.........................   9,115,605   $ 2,703,802    4,215,792   $    70,263   $    --     $   (51,927)   $        --
Issuance of Series C preferred
 stock at $0.62 per share, net
 of issuance cost of
 $47,329......................   3,621,246     2,197,844           --            --        --              --             --
Issuance of Series D preferred
 stock at $1.44 per share, net
 of issuance cost of
 $29,021......................   8,077,998    11,570,983           --            --        --              --             --
Repurchase of Series A
 preferred stock at $0.62 per
 share........................    (150,000)      (50,000)          --            --        --              --             --
Exercises of stock options....          --            --    3,421,554        73,040        --         (68,788)            --
Repurchase of unvested common
 stock........................          --            --           --            --        --          51,927             --
Net loss......................          --            --           --            --        --              --             --
                                ----------   -----------   ----------   -----------   --------    -----------    ------------
BALANCE, DECEMBER 31,
 1997.........................  20,664,849    16,422,629    7,637,346       143,303        --         (68,788)            --
Exercises of stock options....          --            --      354,996        11,064        --              --             --
Repurchase of unvested common
 stock........................          --            --     (236,310)      (14,178)       --          18,393             --
Net loss......................          --            --           --            --        --              --             --
                                ----------   -----------   ----------   -----------   --------    -----------    ------------
BALANCES, DECEMBER 31, 1998...  20,664,849    16,422,629    7,756,032       140,189        --         (50,395)            --
Issuance of Series E preferred
 stock at $3.412 per share,
 net of issuance cost of
 $25,387......................   6,063,798    20,664,292           --            --        --              --             --
Exercises of stock options....          --            --    5,532,313     1,918,299        --      (2,091,230)            --
Repurchase of unvested common
 stock........................          --            --     (365,064)       (6,084)       --          13,125             --
Shares issued under restricted
 stock plan...................          --            --      177,000       265,500        --              --             --
Fair value of stock options
 for accelerated vesting......          --            --           --     1,777,460        --              --             --
Fair value of options issued
 for services rendered........          --            --           --       402,351        --              --             --
Warrants issued...............          --            --           --            --   173,708              --             --
Deferred stock-based
 compensation.................          --            --           --    16,524,993        --              --    (16,524,993)
Amortization of stock-based
 compensation.................          --            --           --            --        --              --      3,580,463
Net loss......................          --            --           --            --        --              --             --
                                ----------   -----------   ----------   -----------   --------    -----------    ------------
BALANCES, DECEMBER 31, 1999...  26,728,647   $37,086,921   13,100,281   $21,022,708   173,708     $(2,128,500)   $(12,944,530)
                                ==========   ===========   ==========   ===========   ========    ===========    ============


                                ACCUMULATED    STOCKHOLDERS'
                                  DEFICIT         EQUITY
                                ------------   -------------
BALANCE, DECEMBER 31,
 1996.........................  $  (881,532)   $  1,840,606
Issuance of Series C preferred
 stock at $0.62 per share, net
 of issuance cost of
 $47,329......................           --       2,197,844
Issuance of Series D preferred
 stock at $1.44 per share, net
 of issuance cost of
 $29,021......................           --      11,570,983
Repurchase of Series A
 preferred stock at $0.62 per
 share........................      (43,200)        (93,200)
Exercises of stock options....           --           4,252
Repurchase of unvested common
 stock........................           --          51,927
Net loss......................   (5,586,789)     (5,586,789)
                                ------------   ------------
BALANCE, DECEMBER 31,
 1997.........................   (6,511,521)      9,985,623
Exercises of stock options....           --          11,064
Repurchase of unvested common
 stock........................           --           4,215
Net loss......................   (6,342,231)     (6,342,231)
                                ------------   ------------
BALANCES, DECEMBER 31, 1998...  (12,853,752)      3,658,671
Issuance of Series E preferred
 stock at $3.412 per share,
 net of issuance cost of
 $25,387......................           --      20,664,292
Exercises of stock options....           --        (172,931)
Repurchase of unvested common
 stock........................           --           7,041
Shares issued under restricted
 stock plan...................           --         265,500
Fair value of stock options
 for accelerated vesting......           --       1,777,460
Fair value of options issued
 for services rendered........           --         402,351
Warrants issued...............           --         173,708
Deferred stock-based
 compensation.................           --              --
Amortization of stock-based
 compensation.................           --       3,580,463
Net loss......................  (18,374,376)    (18,374,376)
                                ------------   ------------
BALANCES, DECEMBER 31, 1999...  $(31,228,128)  $ 11,982,179
                                ============   ============

   The accompanying notes are an integral part of these financial statements.

                                   iPASS INC.

                            STATEMENTS OF CASH FLOWS

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1997          1998           1999
                                                              -----------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss..................................................  $(5,586,789)  $(6,342,231)  $(18,374,376)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Amortization of deferred stock compensation for
      employees.............................................           --            --      3,580,463
     Other stock compensation expense.......................           --            --      2,179,811
     Depreciation and amortization..........................       81,398       144,544        335,957
     Provision for doubtful accounts........................      175,775       113,384        586,867
     Changes in Operating Assets and Liabilities:
       Accounts receivable..................................     (379,927)   (1,046,426)    (4,197,198)
       Prepaid expenses and other assets....................     (206,104)      (19,104)    (1,891,062)
       Accounts payable.....................................      598,597       447,774      3,608,246
       Accrued liabilities..................................      482,039       501,722      2,064,361
                                                              -----------   -----------   ------------
          Net cash used in operating activities.............   (4,835,011)   (6,200,337)   (12,106,931)
                                                              -----------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................     (266,672)     (301,542)    (1,329,622)
  Increase in other assets..................................           --            --       (376,010)
  Loan to chief executive officer...........................           --            --       (400,000)
                                                              -----------   -----------   ------------
          Net cash used in investing activities.............     (266,672)     (301,542)    (2,105,632)
                                                              -----------   -----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from loan and capital lease financing............    1,495,000       169,150      3,942,074
  Issuance of warrants......................................           --            --        173,708
  Payments on loan and capital lease financing..............      (39,592)     (565,186)      (654,702)
  Proceeds from issuance of preferred stock, net............   13,768,827            --     20,664,292
  Proceeds from issuance of common stock....................        4,252        11,064         92,569
  Proceeds from repayment of notes receivable from
     shareholders...........................................       51,927         4,215          7,041
  Repurchase of Series A preferred stock....................      (93,200)           --             --
                                                              -----------   -----------   ------------
          Net cash provided by (used in) financing
             activities.....................................   15,187,214      (380,757)    24,224,982
                                                              -----------   -----------   ------------
Net Increase (Decrease) in Cash and Cash Equivalents........   10,085,531    (6,882,636)    10,012,419
Cash and Cash Equivalents at Beginning of Period............    1,962,778    12,048,309      5,165,673
                                                              -----------   -----------   ------------
Cash and Cash Equivalents at End of Period..................  $12,048,309   $ 5,165,673   $ 15,178,092
                                                              ===========   ===========   ============
Cash paid for Interest......................................  $    38,871   $   156,887   $    209,877
                                                              ===========   ===========   ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Issuance of notes receivable for exercise of stock
  options...................................................  $    68,788   $        --   $  2,091,230
                                                              ===========   ===========   ============
Cancellation of notes receivable for stock repurchase.......  $        --   $    14,178   $      6,084
                                                              ===========   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                                   IPASS INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. ORGANIZATION AND OPERATIONS:

     iPass Inc. (the "Company") was incorporated in July 1996 to provide remote Internet access and settlement services. The Company provides these services to corporations and to network service providers, which include long-distance and local telephone companies and internet service providers. Today, the Company's remote access platform enables users of electronic devices, such as computers and personal digital assistants, to access corporate data networks and the Internet in more than 150 countries through a local telephone connection. In the future, the Company expects that its remote access platform will provide access to corporations and network service providers through a variety of access technologies, such as wireless technologies.

     The Company is subject to the risks associated with early stage technology companies. These risks include, but are not limited to: history of losses, limited operating history, dependence on a smaller number of key individuals, customers and suppliers, competition from larger, more established companies, the continued need for additional financing, the impact of rapid technological changes and changes in customer demand/requirements. There is no assurance that the Company's efforts will be successful.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1997, 1998 and 1999, the Company incurred losses of $5,586,789, $6,342,231, and $18,374,376. As of December 31,
1999, the Company's projected net cash flows used in operations over the next twelve months is expected to exceed net current assets as of December 31, 1999.

     These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) generate sufficient cash flow to meet its obligations on a timely basis, (b) obtain additional financing as may be required, and (c) ultimately attain profitability. The Company is in the process of filing a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering ("IPO"). The Company plans to raise cash through the IPO in an amount that will enable it to fund operations through December 31, 2000 and beyond.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   IPASS INC.

                               DECEMBER 31, 1999

CASH AND CASH EQUIVALENTS

     The Company considers cash investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents consist solely of funds held in general checking accounts and money market accounts.

CONCENTRATION OF RISK

     Substantially all of the Company's cash and cash equivalents are held by one financial institution in money market funds and on-demand deposit accounts.

     The Company provides credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts. As of December 31, 1999, 16.6% of accounts receivable were concentrated with one customer. No individual customer represented 10.0% or more of accounts receivable at December 31, 1998.

     The Company's purchases of Internet access time are concentrated with three suppliers that provided the following percentages of cost of revenue for the three years ended December 31, 1999:

                                                       FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                      --------------------
                                                      1997    1998    1999
                                                      ----    ----    ----
Access provider A...................................  68.8%   55.3%   36.8%
Access provider B...................................  13.9%   17.5%   27.1%
Access provider C...................................   --      --     16.6%

     If any one of these suppliers' experiences network interruption or failure, the Company's services could experience significant disruption and could adversely impact the Company's operations. In addition, the contracts the Company has entered into with some of these access providers contain minimum commitments, which require payment for a set amount of access time.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, recorded amounts approximate fair value due to the relatively short maturity period. Based on interest rates available to the Company for debt with comparable maturities, the carrying values of the Company's loans payable approximate fair values.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of three years. All repairs and maintenance costs are expensed as incurred.

     Leasehold improvements are amortized over the shorter of the useful life or the lease term.

     The Company periodically evaluates the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has determined that no such impairments have occurred during the years ended December 31, 1997, 1998 and 1999.

                                   IPASS INC.

                               DECEMBER 31, 1999

OTHER ASSETS

     During 1999, the Company made a deposit and prepayment, in total, of approximately $1.4 million for its new headquarters' lease and related furniture, respectively. The pre-payment of approximately $400,000 will be reclassified to property and equipment upon delivery of the furniture.

     The Company entered into a $400,000 note receivable with an executive for relocation costs during 1999. The note is non-interest bearing, as permitted by Treasury Regulation for employee-relocation mortgage loan. The note is secured by a second Deed of Trust on the property purchased by the executive as well as a stock pledge agreement, and is due and payable in a single payment upon the earliest of several events to occur (as defined), but no later than three years from the date the executive commenced employment with the Company.

STOCK-BASED COMPENSATION

     The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and the related interpretations in accounting for stock options issued to employees through its stock option plans. The Company follows the provisions of SFAS No. 123 in accounting for options granted to consultants and non-employees.

STOCK SPLIT

     In September 1999, the Company completed a 3-for-1 stock split of all common and preferred stock outstanding. The effect of this split has been retroactively reflected in the accompanying financial statements.

REVENUE RECOGNITION

     The Company derives revenues primarily from the time that each end user spends on the Company's network. Revenues are generated when customers' end users initiate remote Internet access services. Cost of revenues represents the amounts paid to access providers' networks for the completion of services provided. The Company recognizes revenue and related costs at the time services are rendered to users. The Company has minimum purchase commitments with some access providers that it expects to utilize provided the access providers maintain the required pricing under the contracts. Costs of minimum purchase contracts are recognized as the greater of the minimum commitment actual time purchased. All revenues and costs are denominated in U.S. dollars.

     As part of the standard agreement to provide services, the Company provides its customers with software, which is made up of a remote-dialer and a remote access application, that is necessary to access the network and settlement system. An upfront charge is assessed for the license and setup of the software. In accordance with Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), this revenue is recognized ratably over the initial term of the agreement, typically one year, starting upon the delivery of the application products. Revenues recognized from these services amounted to approximately $0, $33,000 and $219,000 for the years ended December 31, 1997, 1998 and 1999. Deferred revenue at December 31, 1998 and 1999 was $67,000 and $211,000, and is included within accrued liabilities in the accompanying balance sheets.

     For the year ended December 31, 1997, Customers A, B, C and D represented $157,945, $133,318, $111,485 and $97,873 of total revenues. No individual customer represented 10% or more

                                   IPASS INC.

                               DECEMBER 31, 1999

of total revenues for the year ended December 31, 1998, and Customer E represented $3,158,089 of total revenues for the year ended December 31, 1999.

SALES AND MARKETING

     Advertising and promotional costs are expensed as incurred. Advertising and promotional costs for the years ended December 31, 1997, 1998 and 1999 were approximately $1,000, $13,000, and $607,000, respectively.

RESEARCH AND DEVELOPMENT

     Research and development expenditures consisting of primarily payroll costs, other direct costs and overhead are charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

     Research and development costs to date also include expenses incurred by the Company to develop and maintain software developed for internal use such as the Company's network monitoring technology. The Company applies the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", to these costs and capitalizes only the costs incurred subsequent to the time that it is probable that software development efforts will be completed and the software will be used to perform the function intended. Due to the unique nature of the Company's software development effort, the Company is not able to meet this criteria until the development effort is almost complete. To date, the amount of expenses that meet this criteria have not been material.

COMPUTATION OF BASIC AND DILUTED NET LOSS PER COMMON SHARE AND PRO FORMA BASIC AND DILUTED NET LOSS PER COMMON SHARE

     Basic net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The Company has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are anti-dilutive for all periods presented. The total number of shares excluded from diluted net loss per share relating to these securities was approximately 11,914,000 shares, 23,579,000 shares and 26,959,000 shares for 1997, 1998 and 1999, respectively.

     Unaudited pro forma basic and diluted net loss per common share is calculated assuming the conversion of redeemable convertible preferred stock into an equivalent number of shares of common stock, as if the shares had converted on the dates of their issuances.

                                   IPASS INC.

                               DECEMBER 31, 1999

     The following is a reconciliation of shares used in the calculation of basic and diluted and pro forma basic and diluted net loss per common share:

                                                          YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------
                                                    1997           1998            1999
                                                 -----------    -----------    ------------
Net loss.......................................  $(5,586,789)   $(6,342,231)   $(18,374,376)
                                                 ===========    ===========    ============
Weighted average shares of common stock
  outstanding..................................    4,924,949      7,715,932      10,550,572
Less: weighted average shares of common stock
  subject to repurchase........................     (444,424)    (2,068,046)     (3,085,155)
                                                 -----------    -----------    ------------
Weighted average shares used in computing basic
  and diluted net loss per common share........    4,480,525      5,647,886       7,465,417
                                                 ===========    ===========    ============
Basic and diluted net loss per common share....  $     (1.25)   $     (1.12)   $      (2.46)
                                                 ===========    ===========    ============
Shares used in computing basic and diluted net
  loss per common share........................                                   7,465,417
Adjustment to reflect the effect of the assumed
  conversion of redeemable convertible
  preferred stock (unaudited)..................                                  22,352,514
                                                                               ------------
Shares used in computing pro forma basic and
  diluted net loss per common share
  (unaudited)..................................                                  29,817,931
                                                                               ============
Pro forma basic and diluted net loss per common
  share (unaudited)............................                                $      (0.62)
                                                                               ============

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the IPO must be included in the calculation of basic and diluted net loss per common share as if such stock had been outstanding for all periods. To date, the Company has not had any issuances or grants for nominal consideration.

COMPREHENSIVE LOSS

     Comprehensive loss includes foreign currency translation gains and losses and other unrealized gains and losses excluded from net loss and reflected instead in equity. As the Company does not have any items of other comprehensive loss, comprehensive loss for each of the three years in the period ended December 31, 1999 equals net loss.

SEGMENT REPORTING

     For all periods presented, the Company is organized and operates in one operating segment to provide global remote Internet access services to private and business customers.

     International revenue accounted for approximately $537,222, $1,277,824 and $7,529,762 for the years ended December 31, 1997, 1998 and 1999. For the year ended December 31, 1997, Singapore, Hong Kong and Australia had revenues of $156,848, $138,493 and $112,152. For the year ended December 31, 1998, Hong Kong and Singapore had revenues of $393,127 and $389,593. No individual country represented 10% or more of total revenues for the year ended December 31, 1999.

     Nearly all of the Company's long-lived assets are located in the United States.

                                   IPASS INC.

                               DECEMBER 31, 1999

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. In June 1999, the FASB deferred the effective date of SFAS No. 133 to be effective for all quarters of all fiscal years beginning after June 15, 2000. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, management believes that the application of SFAS No. 133 will not have a material impact on the Company's financial position or results of operations.

3. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                         DECEMBER 31,
                                                    -----------------------
                                                      1998          1999
                                                    ---------    ----------
Equipment.........................................  $ 583,366    $1,549,203
Furniture and fixtures............................     12,623       157,188
Purchased software................................     22,919       155,776
Leasehold improvements............................         --        86,363
                                                    ---------    ----------
                                                      618,908     1,948,530
Less: Accumulated depreciation and amortization...   (226,629)     (538,460)
                                                    ---------    ----------
Fixed assets, net.................................  $ 392,279    $1,410,070
                                                    =========    ==========

     Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $81,398, $144,544 and $311,831.

4. LOANS PAYABLE:

     At December 31, 1998 and 1999, loans payable consisted of the following:

                                                       1998          1999
                                                    ----------    ----------
1997 Loan Payable.................................  $  158,367    $   63,347
1997 Subordinated Loan............................     751,305       474,217
Capitalized Lease.................................     149,700       193,042
1999 Subordinated Loan............................          --     3,789,846
                                                    ----------    ----------
Total loans payable...............................   1,059,372     4,520,452
Less: current portion.............................     431,262     1,608,983
                                                    ----------    ----------
Long-term portion.................................  $  628,110    $2,911,469
                                                    ==========    ==========

     In January 1997, the Company entered into a loan payable agreement ("1997 Loan Payable"). The loan payable is secured by substantially all the Company's assets and provides for borrowings of up to $500,000. The loan shall be repaid in thirty-six equal monthly installments of principal, plus interest, commencing on August 30, 1997. Interest on the borrowings is payable monthly at the bank's base rate plus three percent (11.75% at December 31, 1999).

     In November 1997, the Company entered into a subordinated loan agreement ("1997 Subordinated Loan") with a lender for borrowings of up to $1,000,000 in minimum draws of $250,000. Each draw is payable in 42 equal monthly installments of principal, plus interest at 11.75%.

                                   IPASS INC.

                               DECEMBER 31, 1999

     The Company also has outstanding borrowings under a capital lease ("Capital Lease") with a lender at interest rates varying from 7.00% to 8.40%. Minimum future lease payments under all capital lease arrangements are $209,000, of which $16,000 represents interest.

     The 1997 Subordinated Loan provides for the issuance of warrants of Series D preferred stock. On December 31, 1997, the Company issued 82,587 warrants with an exercise price of $1.436 that expire seven years from the grant date or three years from the effective date of the Company's IPO, whichever is shorter. The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 5.75%; expected dividend yield of 0%; expected lives of 42 months; expected volatility of 70%. The calculated fair value of the warrants was not material to the Company's financial statements.

     In July 1999, the Company entered into an additional subordinated loan agreement ("1999 Subordinated Loan") with a lender for borrowings of up to $4,000,000. Borrowings are payable in 36 equal installments of principal, plus interest at rates ranging from 12.86% to 13.53%. In conjunction with this agreement, as of December 31, 1999, the Company had outstanding warrants to purchase an aggregate of 87,924 and 123,762 of Series E convertible preferred stock at exercise prices of $2.424 and $3.412 per share, respectively. These warrants are immediately exercisable and expire at the later of seven years from the date of grant or three years after the closing of the Company's IPO. The fair value of the warrants granted was determined to be approximately $174,000 on the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free rate of 6.00%; expected dividend yields of 0%; expected lives of 24 months; and expected volatility of 80%. This amount has been recognized as a loan discount and is recorded as additional interest expense over the term of the loan agreement. The Company had $150,000 in unamortized discount as of December 31, 1999 and interest expense included $24,000 in amortization of loan discount during 1999.

     Principal payments under all of the Company's debt agreements outstanding at December 31, 1999, are due as follows:

2000............................  $1,608,983
2001............................   1,601,043
2002............................   1,243,283
2003............................      67,143
                                  ----------
                                  $4,520,452
                                  ==========

     Loans payable at December 31, 1999 comprised:

                                                           LOANS PAYABLE,
                                           UNAMORTIZED   NET OF UNAMORTIZED
                           LOANS PAYABLE    DISCOUNT          DISCOUNT
                           -------------   -----------   ------------------
Current portion..........   $1,608,983      $ (57,903)       $1,551,080
Long-term portion........    2,911,469        (91,679)        2,819,790
                            ----------      ---------        ----------
  Total loans payable....   $4,520,452      $(149,582)       $4,370,870
                            ==========      =========        ==========

                                   IPASS INC.

                               DECEMBER 31, 1999

5. COMMITMENTS:

     The Company leases its facilities under non-cancelable operating leases that expire at various dates through February 2010. Future minimum payments under all leases as of December 31, 1999 are as follows:

         YEAR ENDING
         DECEMBER 31,
------------------------------
  2000........................  $ 3,640,750
  2001........................    4,499,712
  2002........................    4,673,894
  2003........................    4,848,077
  2004 and thereafter.........   33,733,325
                                -----------
                                $51,395,758
                                ===========

     Rent expense under operating leases for the years ended December 31, 1997, 1998 and 1999 was approximately $459,000, $423,000 and $531,000, respectively.

     As of December 31, 1999, the Company had committed to purchase minimum levels of time from three of its access providers. Future minimum purchase commitments under all agreements are as follows:

         YEAR ENDING
         DECEMBER 31,
------------------------------
  2000........................  $ 8,679,167
  2001........................    9,479,167
  2002........................    9,987,500
  2003........................    5,695,833
  2004........................      458,333
                                -----------
                                $34,300,000
                                ===========

6. 401(K) PLAN:

     Substantially all of the Company's employees are eligible to participate in the iPass 401(k) Plan, which provides for discretionary Company matching contributions. There were no matching contributions for the years ended December 31, 1997, 1998 and 1999.

7. INCOME TAXES:

     The Company accounts for income taxes by recognizing deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or

                                   IPASS INC.

                               DECEMBER 31, 1999

tax returns. The following is a summary of the significant components of the Company's net deferred tax asset as of December 31, 1998 and 1999:

                                                       DECEMBER 31,
                                                ---------------------------
                                                   1998            1999
                                                -----------    ------------
Net operating loss carryforwards..............  $ 4,662,700    $  9,177,700
Reserves and accruals.........................      287,700         903,700
Capitalized start-up costs for tax............      127,600         220,700
Capitalized trademarks and patents............       52,000         124,300
Research and development credits..............       20,700          20,700
                                                -----------    ------------
                                                  5,150,700      10,447,100
Valuation allowance...........................   (5,150,700)    (10,447,100)
                                                -----------    ------------
Net deferred income tax asset.................  $        --    $         --
                                                ===========    ============

     As of December 31, 1999, the Company has cumulative net operating loss carryforwards for federal and state income tax reporting purposes of approximately $22.5 million, which expire in various periods through 2019. Under current tax law, net operating loss carryforwards available in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests, such as an IPO.

     A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties, regarding realization of the asset, including limited operating history of the Company, the lack of profitability to date and the uncertainty over future operating profitability and taxable income.

     As of December 31, 1998 and 1999, the Company had no significant deferred tax liabilities.

8. CONVERTIBLE PREFERRED STOCK:

     Convertible preferred stock comprised the following:

                                                            DECEMBER 31,
                                                     --------------------------
                                                        1998           1999
                                                     -----------    -----------
Series A, 1,439,208 shares authorized, 1,439,208
  shares issued and outstanding in 1998 and 1999...  $   449,836    $   449,836
Series B, 7,526,397 shares authorized, 7,526,397
  shares issued and outstanding in 1998 and 1999...    2,203,966      2,203,966
Series C, 3,621,246 shares authorized, 3,621,246
  shares issued and outstanding in 1998 and 1999...    2,197,844      2,197,844
Series D, 9,000,000 shares authorized, 8,077,998
  shares issued and outstanding in 1998 and 1999...   11,570,983     11,570,983
Series E, 6,500,000 shares authorized, no shares
  issued and outstanding in 1998 and 6,063,798
  shares issued and outstanding in 1999............           --     20,664,292
                                                     -----------    -----------
                                                     $16,422,629    $37,086,921
                                                     ===========    ===========

                                   IPASS INC.

                               DECEMBER 31, 1999

     The Company has authorized the issuance of up to 30,000,000 shares of convertible preferred stock. The rights and preferences of the outstanding Series A, B, C, D and E preferred stock are as follows:

DIVIDENDS

     The holders of Series A, B, C, D and E preferred stock are entitled to receive non-cumulative dividends at an annual rate of 8% of original issue price. The original issue price of the Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred and Series E Preferred is $0.33, $0.30, $0.62, $1.44 and $3.41, respectively. Such dividends shall be payable only when and as declared by the Board of Directors. No dividends shall be payable on any common stock until dividends to Series A, B, C, D and E preferred stock have been paid or declared by the Board of Directors. As of December 31, 1999, no dividends have been declared.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, holders of Series A, B, C, D and E preferred stock are entitled to receive, in preference to holders of common stock, the amount of $0.33, $0.30, $0.62, $1.44 and $3.41 per share, respectively, plus all declared but unpaid dividends. Such amounts will be adjusted for any stock split, stock dividends and recapitalizations. If such amounts are not available to sufficiently satisfy the full preferential amount, the entire assets of the Company will be distributed among the holders of the preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. As of December 31, 1999, the aggregate liquidation preferences were $37,275,653, which includes no undeclared dividends.

VOTING RIGHTS

     The holders of the Series A, B, C, D and E preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

CONVERSION

     Each share of Series A preferred stock is convertible into one share of common stock at (a) the option of the holder at any time after the date of issuance of such shares (b) the date specified by affirmative election of at least one-half ( 1/2) of outstanding Series A preferred shareholders or (c) the consummation of the Company's sale of common stock in an underwritten public offering. Each share of Series B, C, D and E preferred stock is convertible into one share of common stock at (a) the option of the holder at any time after the date of issuance of such shares (b) the date specified by affirmative election of at least two-thirds ( 2/3) of outstanding Series B, Series C, Series D or Series E preferred shareholders, or (c) the consummation of the Company's sale of common stock in an underwritten public offering which results in gross cash proceeds to the Company of at least $25,000,000 and with an offering price to the public of at least $10.00 per share. The conversion rates of preferred stock are subject to adjustment for dilution, including, but not limited to, stock splits, stock dividends and stock combinations.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     The board of directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed IPO. If the IPO is consummated under the terms presently anticipated, all of the outstanding redeemable

                                   IPASS INC.

                               DECEMBER 31, 1999

convertible preferred stock at December 31, 1999 will be converted into 26,728,647 shares of common stock upon the closing of the IPO. The effect of the conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying balance sheet as of December 31, 1999.

9. COMMON STOCK:

     At December 31, 1999, the Company had reserved the following shares of authorized but unissued common stock for future issuance:

Conversion of Series A Preferred Stock Outstanding.........   1,439,208
Conversion of Series B Preferred Stock Outstanding.........   7,526,397
Conversion of Series C Preferred Stock Outstanding.........   3,621,246
Conversion of Series D Preferred Stock Outstanding.........   8,077,998
Conversion of Series E Preferred Stock Outstanding.........   6,063,798
Conversion of stock warrants outstanding...................     294,273
Stock Option outstanding and available for grant...........   3,684,191
                                                             ----------
  Total Shares Reserved....................................  30,707,111
                                                             ==========

REPURCHASE OF STOCK

     The Company has sold an aggregate of 8,242,548 shares of common stock to certain employees and board members in connection with their employment and service arrangements. These shares are subject to stock repurchase agreements whereby the Company has the right to repurchase unvested shares at the original price per share upon termination of the employment or service agreements. The repurchase right generally lapses 25% after the first year of service and ratably for an additional thirty six months for employees, or ratably over forty eight months for directors. The Company repurchased 236,310 and 365,064 shares of unvested common stock during 1998 and 1999, respectively, in exchange for cancellation of $14,178 and $6,064, respectively, of notes receivable from shareholders. The Company had 4,414,323 shares of common stock subject to repurchase at a weighted average exercise price of $0.45 as of December 31, 1999.

     In 1997, the Company repurchased and retired 150,000 shares of Series A convertible preferred stock for $0.62 per share.

STOCK OPTION PLANS

     In February 1997, the Company adopted the 1997 Stock Option Plan ("1997 Plan"). In June 1999, the Company adopted two option plans, the 1999 Stock Option Plan ("1999 Plan") and the 1999 Interim Stock Option Plan ("1999 Interim Plan"). The 1997 Plan, the 1999 Plan and the 1999 Interim Plan shall herein be referred to as the Plans, collectively. Under the Plans, as amended, the Company is authorized to issue 12,391,680 shares thereunder to employees, directors, and consultants and the Board of Directors may grant incentive and nonqualified stock options to employees, directors, and consultants of the Company. The exercise price per share for a non-statutory stock option cannot be less than 85% of the fair market value, as determined by the Board of Directors, on the date of grant. The exercise price per share for incentive stock options cannot be less than the fair market value, as determined by the Board of Directors, on the date of

                                   IPASS INC.

                               DECEMBER 31, 1999

grant. Options generally vest over a four-year period and generally expire ten years after the date of grant. Stock option activity under the Plans during 1997, 1998 and 1999 is summarized below:

                                                                 OPTIONS OUTSTANDING
                                                            ------------------------------
                                               OPTIONS                    WEIGHTED AVERAGE
                                              AVAILABLE       SHARES       EXERCISE PRICE
                                              ----------    ----------    ----------------
Balance at December 31, 1996................          --            --         $  --
  Authorized................................   7,572,357            --            --
  Granted...................................  (5,452,713)    5,452,713          0.02
  Exercised.................................          --    (3,421,554)         0.02
  Cancelled.................................     655,359      (655,359)         0.02
                                              ----------    ----------
Balance at December 31, 1997................   2,775,003     1,375,800         $0.03
  Granted...................................  (2,410,728)    2,410,728          0.14
  Exercised.................................          --      (354,996)         0.03
  Cancelled.................................     247,106      (247,106)         0.08
  Repurchased...............................     236,310            --          0.06
                                              ----------    ----------
Balance at December 31, 1998................     847,691     3,184,426         $0.11
  Authorized................................   4,819,323            --            --
  Granted...................................  (5,607,159)    5,607,159          0.73
  Exercised.................................          --    (5,598,979)         0.36
  Cancelled.................................     305,372      (305,372)         0.19
  Repurchased...............................     365,064            --          0.02
                                              ----------    ----------
Balance at December 31, 1999................     730,291     2,887,234         $0.82
                                              ==========    ==========
Exercisable at December 31, 1997............                   137,250         $0.04
Exercisable at December 31, 1998............                   355,359         $0.06
Exercisable at December 31, 1999............                   134,885         $0.29

     The following table summarizes the options outstanding at December 31, 1999:

                      OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
----------------------------------------------------------------    ---------------------
                                     WEIGHTED                                    WEIGHTED
                         NUMBER       AVERAGE        WEIGHTED                    AVERAGE
                           OF        REMAINING       AVERAGE         NUMBER      EXERCISE
    EXERCISE PRICE       SHARES        YEARS      EXERCISE PRICE    OF SHARES     PRICE
    --------------      ---------    ---------    --------------    ---------    --------
$0.02 - $0.06.........    333,442      7.47           $0.04           56,969      $0.03
 0.14 -  0.40.........  1,402,772      9.06            0.17           60,451       0.14
 1.00 -  1.50.........    727,555      9.77            1.35           12,000       1.00
 2.00 -  3.41.........    423,465      9.93            2.69            5,465       3.11
                        ---------                                    -------
                        2,887,234      9.19           $0.82          134,885      $0.29
                        =========                                    =======

     The weighted-average grant-date fair value of options granted during fiscal years 1997, 1998 and 1999 was $0.01, $0.02 and $3.07, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1998 and 1999: risk-free interest rates ranging from 4.2% - 6.0%; expected dividend yield of 0%; and expected life of two years. Because the Company has been a non-public entity during the reporting periods, it has omitted expected volatility in determining the fair value for its options.

     The Company accounts for the Plans under APB No. 25, under which no compensation expense is recognized when the grant price equals the fair value at date of grant. Had compensation expense

                                   IPASS INC.

                               DECEMBER 31, 1999

for the Plans been determined consistent with SFAS No. 123, the Company's net loss and basic and diluted net loss per common share would have increased to the following pro forma amounts:

                                                          YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------
                                                    1997           1998            1999
                                                 -----------    -----------    ------------
Net loss:
  As reported..................................  $(5,586,789)   $(6,342,231)   $(18,374,376)
  Pro forma....................................  $(5,587,864)   $(6,345,621)   $(18,510,397)
Basic and diluted net loss per common share:
  As reported..................................  $     (1.25)   $     (1.12)   $      (2.46)
  Pro forma....................................  $     (1.25)   $     (1.12)   $      (2.48)

     At December 31, 1999, 4,414,323 shares issued upon exercise of stock options were subject to repurchase by the Company at original cost.

DEFERRED STOCK COMPENSATION

     In connection with the issuance of certain stock options to employees during 1999, the Company has recorded deferred stock compensation in the aggregate amount of approximately $16,525,000, representing the difference between the deemed fair value of the Company's common stock and the exercise price of stock options at the date of grant. The Company is amortizing the deferred stock compensation expense over the vesting period of four years using the method outlined in FASB Interpretation No. 28. Amortization of deferred compensation expense for 1999 was approximately $3,580,000. In addition, the Company recorded approximately $1,777,000 in severance costs during 1999 from the accelerated vesting of certain stock options previously granted to employees, as well as approximately $402,000 for options that vested for non-employees.

     The total unearned stock-based compensation recorded for all options through December 31, 1999 will be amortized as follows: $3,580,000 for the year ended December 31, 1999, $6,888,000 for the year ending December 31, 2000, $3,616,000 for the year ending December 31, 2001, $1,837,000 for the year ending December 31, 2002 and $604,000 for the year ending December 2003. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options, for which accrued but unvested compensation has been recorded, are forfeited.

RESTRICTED STOCK PURCHASE

     In October 1999, the Board of Directors approved a compensatory restricted stock grant of 110,334 shares of the Company's common stock at a purchase price of $1.50 per share. These shares are subject to repurchase by the Company at the original purchase price. The repurchase right lapses 25% after the first year of service, and ratably for an additional 36 months. As of December 31, 1999, no shares of common stock have been repurchased.

10. SUBSEQUENT EVENT

     On March 1, 2000 the Board of Directors approved, subject to stockholder approval,

     - the reincorporation into Delaware by way of a merger with a newly formed wholly-owned Delaware subsidiary of the Company.

     - an increase in the authorized shares of common stock to 120,000,000 and the creation of newly undesignated preferred stock totaling 5,000,000 upon the reincorporation of the Company in Delaware.

------------------------------------------------------
------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                           -------------------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Note Regarding Forward-Looking
  Statements and Market Data........   13
Use of Proceeds.....................   15
Dividend Policy.....................   15
Capitalization......................   16
Dilution............................   17
Selected Financial Data.............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   19
Business............................   26
Management..........................   36
Executive Compensation..............   41
Employee Benefit Plans..............   44
Certain Transactions................   49
Principal Stockholders..............   51
Description of Capital Stock........   53
Shares Eligible for Future Sale.....   55
Validity of Common Stock............   57
Experts.............................   57
Additional Information..............   57
Underwriting........................   58
Index to Consolidated Financial
  Statements........................  F-1

                           -------------------------

  Through and including             , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                            Shares

                                   IPASS INC.

                                  Common Stock
                           -------------------------

                                  [IPASS LOGO]
                           -------------------------
                              GOLDMAN, SACHS & CO.
                                   CHASE H&Q
                                   AMERITRADE
                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by iPass in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Registration fee............................................  $
NASD filing fee.............................................  $
Nasdaq National Market application fee......................  $
Blue sky qualification fee and expenses.....................  $
Printing and engraving expenses.............................  $
Legal fees and expenses.....................................  $
Accounting fees and expenses................................  $
Transfer agent and registrar fees...........................  $
Miscellaneous...............................................  $
                                                              -------
  Total.....................................................  $
                                                              =======

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

     We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for some expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding, including any action by or in the right of iPass, arising out of person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

     The underwriting agreement will provide for indemnification by the underwriters of iPass, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1, 1997, we has sold and issued the following unregistered securities:

          (1) From January 1997 through December 31, 1999, we have granted stock options to purchase 13,580,934 shares of common stock, at a weighted average exercise price of $0.348, to employees, consultants and directors pursuant to its 1997 Stock Option Plan, 1999 Interim Stock Option Plan and 1999 Stock Option Plan, 1,180,837 shares have been cancelled or have lapsed without being exercised, 9,485,863 shares have been exercised in common stock, no shares of which have been repurchased and 2,914,234 shares remain outstanding.

          (2) In October 1999, the Board of Directors approved a compensatory restricted stock grant of 110,334 shares of our common stock at a purchase price of $1.50 per share. These shares are subject to repurchase by us at the original purchase price. The repurchase right lapses 25% after the first year of service, and ratably for an additional 36 months. As of December 31, 1999, no shares of common stock have been repurchased.

          (3) In June 11, 1997, we issued an aggregate of 3,621,246 shares of Series C preferred stock. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series C preferred stock outstanding.

          (4) In December 31, 1997, we issued an aggregate of 8,077,998 shares of Series D preferred stock. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series D preferred stock outstanding.

          (5) In September 13, 1999, we issued an aggregate of 5,477,574 shares of Series E preferred stock. Shares of Series E preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series E preferred stock outstanding.

          (6) In December 31, 1997, we issued a warrant to purchase 82,587 shares of Series D preferred stock to Comdisco, Inc. at an exercise price of $1.44 per share. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series D preferred stock outstanding.

          (7) In July 19, 1999, we issued a warrants to purchase 211,686 shares of Series E preferred stock to Comdisco, Inc. and MMC/Meier Mitchell Partnership No. 1 at a weighted average exercise price of $2.43 per share. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series D preferred stock outstanding.

     The sales and issuances of securities described in paragraph (1) and (2) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701.

     The sale and issuance of securities described in paragraphs (3) through (7) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2), or Regulation D promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
 1.1*    Form of Underwriting Agreement.
 3.1     Restated Certificate of Incorporation of Registrant.
 3.2     Form of Restated Certificate of Incorporation of Registrant
         to be filed upon the closing of the offering made pursuant to this Registration Statement.
 3.3     Bylaws of the Registrant, as currently in effect.
 4.1*    Specimen Common Stock Certificate.
 4.2     Reference is made to Exhibits 3.2 and 3.3.
 5.1*    Opinion of Cooley Godward LLP.
10.1     Amended and Restated Investor Rights Agreement dated
         September 13, 1999 between Registrant and holders of the
         Registrant's founders and Series A Preferred Stock, Series B
         Preferred Stock, Series C Preferred Stock, Series D
         Preferred Stock and Series E Preferred Stock.
10.2     Amended and Restated Shareholders Agreement dated September
         13, 1999 between Registrant and holders of the Registrant's founders and Series A Preferred Stock, Series B Preferred
         Stock, Series C Preferred Stock, Series D Preferred Stock
         and Series E Preferred Stock.
10.3     Form of Indemnity Agreement.
10.4     1997 Stock Option Plan and forms of related agreements.
10.5     1999 Interim Stock Option Plan and forms of related
         agreements.
10.6     1999 Stock Option Plan and form of related agreements.
10.7     2000 Equity Incentive Plan and form of related agreement.
10.8     2000 Employee Stock Purchase Plan.
10.9     Lease Agreement, dated October 26, 1999, between Registrant and Westport Joint Venture.
10.10**  Dial Up Network Services Agreement by and between the
         Registrant and GTE Internetworking Incorporated dated
         October 15, 1996.
10.11**  [Reserved]
10.12**  [Reserved]
10.13**  [Reserved]
10.14**  Solution Partner Reseller Agreement by and between the
         Registrant and Fiberlink Communications dated September 4,
         1998.
10.15    Employment Agreement, dated May 10, 1999, between Registrant and Michael H. Mansouri.
10.16    Separation Agreement, dated August 19, 1999, between
         Registrant and Christopher J. Moore.
10.17    Form of Offer Letter to senior executive officers.
10.18    Separation Agreement, dated October 29, 1999, between the
         Registrant and Robert C. Schoettle.
23.1     Consent of Arthur Andersen LLP, Independent Public
         Accountants.
23.2     Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1     Power of Attorney. Reference is made to the signature page.
27.1     Financial Data Schedule.

-------------------------
 * To be filed by amendment.

** Confidential treatment has been requested for a portion of this exhibit.

(b) FINANCIAL STATEMENT SCHEDULES.

     All schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue.

          (4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in the denomination and registered in the names required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Redwood Shores, in the County of San Mateo, State of California, on the 3rd day of March, 2000.

                                          IPASS INC.

                                          By:   /s/ MICHAEL H. MANSOURI
                                            ------------------------------------
                                                    Michael H. Mansouri
                                                  Chairman, President and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Michael
H. Mansouri and Donald C. McCauley his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to the Registration Statement on Form S-1, and to any registration statement filed under Securities and Exchange Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                    TITLE                    DATE
                     ----------                                    -----                    ----
/s/ MICHAEL H. MANSOURI                                Chairman of the Board of        March 3, 2000
-----------------------------------------------------  Directors, President, Chief
Michael H. Mansouri                                    Executive Officer (principal
                                                       executive officer)

/s/ DONALD C. MCCAULEY                                 Vice President and Chief        March 3, 2000
-----------------------------------------------------  Financial Officer (principal
Donald C. McCauley                                     financial and accounting
                                                       officer)

/s/ JOHN S. ALSOP                                      Director                        March 3, 2000
-----------------------------------------------------
John S. Alsop

/s/ ARTHUR C. PATTERSON                                Director                        March 3, 2000
-----------------------------------------------------
Arthur C. Patterson

/s/ PETER G. BODINE                                    Director                        March 3, 2000
-----------------------------------------------------
Peter G. Bodine

                     SIGNATURES                                    TITLE                    DATE
                     ----------                                    -----                    ----
/s/ SETH D. NEIMAN                                     Director                        March 3, 2000
-----------------------------------------------------
Seth D. Neiman

/s/ GEORGE M. TRONSRUE, III                            Director                        March 3, 2000
-----------------------------------------------------
George M. Tronsrue, III

/s/ JOHN D. BELETIC                                    Director                        March 3, 2000
-----------------------------------------------------
John D. Beletic

     After the reincorporation discussed in Note 10 to iPass Inc.'s financial statements, we expect to be in a position to render the following audit report:

San Jose, California                                         Arthur Andersen LLP
March 1, 2000

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Stockholders of iPass Inc.:

     We have audited in accordance with generally accepted auditing standards, the financial statements of iPass Inc. (a Delaware corporation) included in this registration statement and have issued our report thereon dated March 1, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed on page S-2 is the responsibility of the Company's management, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

San Jose, California
March 1, 2000

                                   IPASS INC.

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                            BALANCE AT      ADDITIONS                    BALANCE AT
                                           THE BEGINNING    CHARGED TO                   END OF THE
                                            OF THE YEAR      EXPENSES     DEDUCTIONS        YEAR
                                           -------------    ----------    ----------    ------------
Allowance for Doubtful Accounts:
  Year ended December 31, 1997...........     $   --          $  176         $  1          $  175
  Year ended December 31, 1998...........     $  175          $  114         $  4          $  285
  Year ended December 31, 1997...........     $  285          $  587         $ 90          $  782

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
 1.1*    Form of Underwriting Agreement.
 3.1     Restated Certificate of Incorporation of Registrant.
 3.2     Form of Restated Certificate of Incorporation of Registrant
         to be filed upon the closing of the offering made pursuant to this Registration Statement.
 3.3     Bylaws of the Registrant, as currently in effect.
 4.1*    Specimen Common Stock Certificate.
 4.2     Reference is made to Exhibits 3.2 and 3.3.
 5.1*    Opinion of Cooley Godward LLP.
10.1     Amended and Restated Investor Rights Agreement dated
         September 13, 1999 between Registrant and holders of the
         Registrant's founders and Series A Preferred Stock, Series B
         Preferred Stock, Series C Preferred Stock, Series D
         Preferred Stock and Series E Preferred Stock.
10.2     Amended and Restated Shareholders Agreement dated September
         13, 1999 between Registrant and holders of the Registrant's founders and Series A Preferred Stock, Series B Preferred
         Stock, Series C Preferred Stock, Series D Preferred Stock
         and Series E Preferred Stock.
10.3     Form of Indemnity Agreement.
10.4     1997 Stock Option Plan and forms of related agreements.
10.5     1999 Interim Stock Option Plan and forms of related
         agreements.
10.6     1999 Stock Option Plan and form of related agreements.
10.7     2000 Equity Incentive Plan and form of related agreement.
10.8     2000 Employee Stock Purchase Plan.
10.9     Lease Agreement, dated October 26, 1999, between Registrant and Westport Joint Venture.
10.10**  Dial Up Network Services Agreement by and between the
         Registrant and GTE Internetworking Incorporated dated
         October 15, 1996.
10.11**  [Reserved]
10.12**  [Reserved]
10.13**  [Reserved]
10.14**  Solution Partner Reseller Agreement by and between the
         Registrant and Fiberlink Communications dated September 4,
         1998.
10.15    Employment Agreement, dated May 10, 1999, between Registrant and Michael H. Mansouri.
10.16    Separation Agreement, dated August 19, 1999, between
         Registrant and Christopher J. Moore.
10.17    Form of Offer Letter to senior executive officers.
10.18    Separation Agreement, dated October 29, 1999, between the
         Registrant and Robert C. Schoettle.
23.1     Consent of Arthur Andersen LLP, Independent Public
         Accountants.
23.2     Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1     Power of Attorney. Reference is made to the signature page.
27.1     Financial Data Schedule.

-------------------------
 * To be filed by amendment.

** Confidential treatment has been requested for a portion of this exhibit.